NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
2-14-08

DIVISION OF
CORPORATION FINANCE

February 14, 2008

Stephen D. Yslas
Corporate Vice President, Secretary and
Deputy General Counsel
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Re: Northrop Grumman Corporation

Dear Mr. Yslas:

This is in regard to your letter dated February 14, 2008 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in Northrop Grumman's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Northrop Grumman therefore withdraws its request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

RECEIVED

2008 JAN 18 PM 5: 37

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

NORTHROP GRUMMAN

Corporate Vice President, Secretary and
Deputy General Counsel

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone: 310-201-1630

January 17, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Northrop Grumman Corporation – Omission of the Shareholder Proposal of Lucian Bebchuk Pursuant to Rule 14a-8

Ladies and Gentlemen:

Northrop Grumman Corporation, a Delaware corporation (the "Company"), has received a stockholder proposal (the "Proposal") from Lucian Bebchuk (the "Proponent"). The Proposal is attached hereto as Exhibit A. The purpose of this letter is to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude the Proposal from the definitive proxy materials (the "Proxy Materials") for the 2008 Annual Meeting of Stockholders. The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter. In accordance with Rule 14a-8(j), by copy of this letter, the Company has notified Mr. Bebchuk of the Company's intention to omit the Proposal from the Proxy Materials. The Company has also enclosed six copies of this letter and the exhibits hereto.

I. Summary

The Proposal, attached hereto as Exhibit A, asks the stockholders of the Company to amend the Bylaws of the Company (the "Bylaws") to adopt a new section specifying that "the amendment of any Stockholder Rights Plan which has the effect of extending the term of the Stockholder Rights Plan or any rights or options provided thereunder shall require the approval of three quarters of the members of the Board of Directors, and any Stockholder Rights Plan adopted after the effective date of this Section shall expire if not so amended no later than one year following the later of the date of its adoption and the date of its last such amendment." The preceding provision would apply to every "Stockholder Rights Plan" adopted by the Company unless it is "ratified" by the stockholders. A "Stockholder Rights Plan" is defined as "any stockholder rights plan, rights agreement or any other form of 'poison pill' which is designed to or has the effect of making an acquisition of large holdings of the corporation's shares of stock more difficult or expensive."

The Company believes the Proposal may be omitted:

- Pursuant to Rule 14a-8(i)(2), because it would cause the Company to violate the laws of Delaware, which is the Company's jurisdiction of incorporation;

- Pursuant to Rule 14a-8(i)(1), because it is not a proper subject for action by the Company stockholders under Delaware law; and

- Pursuant to Rule 14a-8(i)(3), because the Proposal is materially false and misleading as well as vague and indefinite.

The opinion of the Delaware law firm, Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit B, sets forth a detailed analysis of the relevant Delaware law, and states the opinion that (i) the Proposal would cause the Company to violate Delaware law, if adopted by the Company stockholders, (ii) the Proposal is not a proper subject for action by the Company stockholders under Delaware law and (iii) in the Proponent's supporting statement, he misstates what the effect of the Proposal would be if it were adopted by the stockholders.

II. The Proposal May be Omitted Because, if Adopted by the Company's Shareholders, it Would Violate Delaware Law.

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials where it would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal, if adopted, would cause the Company to violate Delaware law in three separate respects.

(A) Article SEVENTH of the Company's certificate of incorporation, a copy of which is attached as Exhibit C hereto (the "Certificate"), specifies that "[t]he business and affairs of the ... [Company] shall be managed by and under the direction of the Board of Directors." The Proposal asks the Company's shareholders to amend the Bylaws in a way that will circumscribe the board's authority with respect to a potentially broad category of "poison pills," that are "designed to or [have] . . . the effect of making an acquisition of large holdings of the corporation's shares more difficult or expensive." Delaware courts have interpreted language in Section 141(a) of the Delaware General Corporation Law (the "DGCL") that is nearly identical to language in the Certificate to mean that the types of actions encompassed in the definition of a Stockholder Rights Plan are under the purview of the Board's power to manage the Company. To restrict director power in the manner envisioned by the Proposal is therefore a serious encroachment upon the managerial authority vested in the Board by the Certificate. The Proponent's bylaw is inconsistent with the Certificate and would therefore be invalid if adopted in light of Section 109(b) of the DGCL (which states that the bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation").

The Company notes that the Staff has employed Rule 14a-8(i)(2) (and its predecessor provision) as a basis for not recommending enforcement action where a proposal is excluded because it urges the adoption of a bylaw that is contrary to the certificate of incorporation. *See* AlliedSignal, Inc., SEC No-Action Letter, 1999 WL 44511 (Jan. 29, 1999) (declining to recommend enforcement action regarding omission of a proposed bylaw that would require a simple majority vote in order for stockholders to take action on all matters because such bylaw would conflict with the provisions in the certificate of incorporation and the DGCL that require a greater vote on certain actions); Weirton Steel Corporation, SEC No-Action Letter, 1995 WL 107126 (Mar. 14, 1995), *and affirmed*, 1995 WL 150685 (Apr. 3, 1995) (declining to recommend enforcement action regarding omission of a proposal asking stockholders to amend the bylaws to allow stockholders to fill director vacancies because the certificate of incorporation provided that only directors could fill such vacancies); Radiation Care, Inc., SEC No-Action Letter, 1994 WL 714997 (Dec. 22, 1994) (declining to recommend enforcement action regarding omission of a proposed bylaw that was of "questionable validity" because it specified, contrary to a provision in the certificate of incorporation, that such bylaw could be amended only by stockholders).[1] Because the Proposal clearly contradicts the Certificate, it should likewise be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).

(B) Because the Proposal purports to require either annual renewal by the Board or stockholder ratification of a Stockholder Rights Plan, the adoption of the Proposal would cause the Company to violate Section 141(a) of the DGCL. Under the Proposal's extremely broad definition of "Stockholder Rights Plan," the Board might arguably be required to seek either shareholder ratification or annual Board renewal of any significant contract which

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1 The Company recognizes that, in 2005 and 2001, the Staff denied Alaska Air Group, Inc. and Lucent Technologies Inc., respectively, no-action relief on proposals to adopt bylaws that, counsel argued, would, among other things, violate Delaware law because the proposed bylaws were inconsistent with the certificate of incorporation. Alaska Air Group, Inc., SEC No-Action Letter, 2005 WL 678894 (Mar. 17, 2005); Lucent Technologies Inc., SEC No-Action Letter, 2001 WL 1381607 (Nov. 6, 2001). It should be noted, however, that these no-action requests do not appear to have been supported by opinions from members of the Delaware bar. In contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware. Accordingly, the Company believes that the Staff should grant it no-action relief in accordance with the authority cited above (*see* AlliedSignal, Inc., Weirton Steel Corporation and Radiation Care, Inc., *supra*) rather than deny such relief on the basis of the Alaska Air Group, Inc. and Lucent Technologies Inc. no-action letters. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 31, 2001) (noting that, in assessing how much weight to afford an opinion of counsel, the Staff considers whether counsel is licensed to practice in the jurisdiction whose law is at issue in the opinion).

might have the incidental effect of making a takeover of the Company "more difficult or expensive." This could include credit agreements, indentures, and employment agreements and other contracts with standard "change of control" provisions, which arguably fall under the broad purview of the proposed bylaw. As a practical matter, it is unclear from a commercial point of view how certain of these agreements could be made subject to shareholder approval or annual Board renewal. Clearly, this would be a very significant restriction on the Board's managerial authority. Under Section 141(a) of the DGCL, a board's managerial authority cannot be restricted unless the company's certificate of incorporation provides for such limitation. Because the Certificate contains no restriction that contemplates the limitations contained in the Proposal, adoption of the Proposal would cause the Company to violate Delaware law.

(C) The Proposal would also violate Delaware law because it seeks to interfere with the Board's exclusive power to fix the duration of a right to buy stock in the Company if it constitutes a "Stockholder Rights Plan." In the absence of a provision in the Certificate to the contrary, Section 157 of the DGCL vests the power of fixing the terms of rights to buy stock exclusively in the Board. Because the Certificate contains no such provision, adopting the Proposal would cause the Company to violate Section 157 by impermissibly allowing the stockholders to limit to a one-year duration those "Stockholder Rights Plans" that are not ratified by the stockholders or renewed annually by the Board.

III. The Proposal May be Omitted Because it is Not a Proper Subject for Action by Shareholders Under the Law of Delaware.

Rule 14a-8(i)(1) permits a company to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Commission has further stated that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." SEC Staff Legal Bulletin No. 14 (CF) (2001). The Proposal is not merely a recommendation, but an attempt to limit the Board's power to enter into certain multi-year contracts which might have the incidental effect of making a takeover of the Company "more difficult or expensive." The Board is entrusted with the responsibility of managing the affairs of the Company in a way that will enhance the Company's long-term viability. By injecting into the Board's decision-making process an entirely new set of considerations, notably whether shareholder ratification or annual Board renewal is a feasible requirement for such contracts, the Proposal would infringe on the Board's authority in an entirely impermissible manner if it were adopted by stockholders. Novell, Inc. SEC No-Action Letter (Feb. 14, 2000) (declining to recommend enforcement action for omission of proposed bylaws that would have forbidden the adoption of stockholder rights plans unless they "[had] previously been approved by holders of a majority of outstanding shares of stock" and that would have required the mandatory redemption of any existing stockholder rights plan). Because adoption of the Proposal would seriously impinge upon the discretion and authority of the Board, it is also excludable pursuant to Rule 14a-8(i)(1).

IV. The Proposal May be Omitted Because its Supporting Statement is Materially Misleading as well as Vague and Indefinite.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials where "the proposal, or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years the Staff has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where "the company demonstrates objectively that a factual statement is materially false and misleading." SEC Staff Legal Bulletin No. 14B (CF) (2004). In keeping with this standard, it should be noted that the Proposal's supporting statement asserts that adoption of the proposal would "ensure" that the Board could not "adopt or extend a poison pill if less than 75% of the directors support doing so." This assertion is incorrect. The proposed bylaw actually only imposes a 75% director vote for an "amendment" to a Stockholder Rights Plan that extends its term. The proposed bylaw does not speak to the initial adoption of a Stockholder Rights Plan by the Board. The quoted language from the supporting statement is further inaccurate because, as the opinion set forth in Exhibit B notes, a majority of the Board could repeal the Proponent's bylaw and thereafter extend the term of a Stockholder Rights Plan without the promised 75% support. As a consequence of these misstatements, even if the Proposal were valid, the supporting statement suggests to shareholders that adopting the Proposal would effect a very different kind of change on the Company than would actually be the case. As such, it violates Rule 14a-9's prohibition against proxy soliciting materials that are "false and misleading with respect to any material fact," and is thereby excludable under Rule 14a-8(i)(3).

The Proposal's supporting statement purports to guarantee the Company's shareholders that, if a rights plan is "ratified" by the stockholders, the bylaw would "ensure" that the Board cannot extend a rights plan for more than a year unless the Board reconsiders its decision to maintain the plan on an annual basis. This description would only be accurate if the validity of the bylaw under Delaware law were clear. But as the Proponent should know from having litigated this very issue before the Delaware Chancery Court two years ago, the status of his proposed one-year limitation on rights plans is very uncertain. *See Bebchuk v. CA, Inc.*, 902 A.2d 737, 742 (Del. Ch. 2006) ("[T]he legal issue in this case is fraught with tension and ... any number of facts which might arise in the future could determine ... the court's analysis of this particular bylaw's validity."). It is the opinion of the Delaware law firm Morris, Nichols, Arsht & Tunnell LLP, that the proposed bylaw is *invalid* under Delaware law.[2] But so long as the legal status of the bylaw is uncertain, it cannot be accurate that the Proposal would "ensure" that the Board cannot extend a rights plan for more than a year without annual reconsideration. This is an additional reason why the Proposal is excludable under Rule 14a-8(i)(3) for being materially misleading.

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2 *See* Opinion of Morris, Nichols, Arsht & Tunnell LLP, attached as Exhibit B, Part IV.

With respect to the grounds for exclusion under Rule 14a-8(i)(3), the Commission has also stated that proposals may be excluded where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SEC Staff Legal Bulletin No. 14B (CF) (2004). The Proposal, when read in conjunction with its supporting statement, gives rise to a serious ambiguity. The Proposal requires 75% Board approval for any "*amendment* which has the effect of extending the term of the Stockholder Rights Plan" (emphasis added). As to any new Stockholder Rights Plan adopted after the effective date of the bylaw, it would expire "if not so amended no later than one year following the later of the date of its adoption and the date of its last such amendment." But would a newly enacted stockholder rights plan need approval by 75% of the Board? Under the plain language of the Proposal, a new plan would not need such approval. But this plain language is in actual conflict with the Proposal's supporting statement: "The proposed Bylaw would also ensure that the Board *not adopt* or extend a poison pill if less than 75% of the directors support doing so" (emphasis added). It is not at all clear that this is what the Proposal would actually accomplish – nowhere does the Proposal require special 75% Board approval for *new* stockholder rights plans. This disconnect between the Proposal and its supporting statement is objectionably vague as well as extremely misleading.

Even leaving aside these uncertainties, the Proposal is also unclear as to the change it seeks to effect. It requests that the Board impose a requirement of 75% Board support for any "poison pill" that would have "the effect of making an acquisition of large holdings of the corporation's shares of stock more difficult or expensive." As explained above, this expansive definition of "poison pill" might capture a multitude of ordinary business agreements, including many long-term credit agreements, indenture or employment agreements into which the Company may need to enter. Leaving aside the fact that it would be tremendously impracticable to require shareholder ratification or annual Board renewal of such agreements, it is impossible to determine the breadth of the Proposal as it could reach any contract that constitutes what the Proponent loosely defines as a "poison pill." The use of the ambiguous term "poison pill" is meant by the Proposal to clarify what the Proponent means by the phrase "Stockholder Rights Plan," a term that itself is understood to have its own discrete meaning.[3] The reader of the Proposal and its supporting statement is therefore faced with conflicting definitions – the result being that it is unclear exactly what a vote for the Proposal would support. The Commission has found that a proposal may be excluded for vagueness where

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3 *See* opinion of the Delaware law firm, Morris, Nichols, Arsht & Tunnell LLP, p. 3, n.2 (defining the term "stock rights plan" to mean "a corporate instrument that effectively dilutes the economic and voting interest of a would-be acquiror who buys a threshold amount of stock (typically 15% or 20% of the outstanding stock) without prior board approval").

"the standards under the proposal may be subject to differing interpretations." Hershey Foods Corp. SEC No-Action Letter (Dec. 27, 1988). In interpreting the predecessor to Rule 14a-8(i)(3), the United States District Court for the Southern District of New York made clear that "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also* Int'l Bus. Machines Corp. SEC No-Action Letter, 2005 SEC No-Act. LEXIS 139 (Feb. 2, 2005).

This concern for the shareholders is to say nothing of the uncertainty surrounding the legal duties of the Board in implementing the proposal were it to be adopted. The Commission has also found exclusion to be warranted where "any action(s) ultimately taken by the Company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." Occidental Petroleum Corp. SEC No-Action Letter (Feb. 11, 1991); *see also* Jos. Schlitz Brewing Co. SEC No-Action Letter (Mar. 21, 1977) ("any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal"). For these reasons, the proposal is objectionably vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

V. The Proponent Should not be Permitted to Revise the Proposal.

Although we recognize that the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal,"[4] the Company asks the Staff to decline to grant the Proponent an opportunity to return to the drawing board to correct the serious flaws in the Proposal.

The Proponent had ample time to draft a resolution that complies with the proxy rules before the 120-day deadline set forth in Rule 14a-8(e) expired. Indeed, the Proponent could have done so with minimal additional effort by describing his Proposal accurately in the supporting statement. As the Commission has noted, "no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance" are "not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike." Staff Bulletin 14, *supra*. The Company asks that the Staff take into account the fact that the Proposal has been drafted by a very sophisticated proponent. Indeed, Mr. Bebchuk is a professor at Harvard Law School and should be held responsible for the deficiencies in the Proposal and supporting statement. Neither the Company nor the Staff should be forced to serve as copy editor for the Proponent. Because the Proposal would require extensive revisions in order to comply with Rule 14a-8, the Company requests that the Staff agree that the Proposal should be omitted from the Proxy Materials entirely.

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4 *See* SEC Staff Legal Bulletin No. 14B (CF) (2004).

VI. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from the Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310-201-1630.

Respectfully submitted,

Stephen D. Yslas
Corporate Vice President, Secretary and General Counsel

Exhibit A

Proposal Submitted By Lucian Bebchuk

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

November 29, 2007

VIA TELECOPY AND VIA OVERNIGHT MAIL

RECEIVED

NOV 30 2007

STEPHEN D. YSLAS

John H. Mullan
Corporate Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Re: Shareholder Proposal of Lucian Bebchuk

Dear Mr. Mullan:

I am the owner of 50 shares of common stock of Northrop Grumman Corporation (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

[signature]

Lucian Bebchuk

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, and Section 8.04 of Article VIII of the Corporation's Bylaws, the Corporation's Bylaws are hereby amended by adding a new Section 6.07 to Article VI as follows:

Section 6.07. Stockholder Rights Plans.

(a) Notwithstanding anything in these Bylaws to the contrary, the amendment of any Stockholder Rights Plan which has the effect of extending the term of the Stockholder Rights Plan or any rights or options provided thereunder shall require the approval of three quarters of the members of the Board of Directors, and any Stockholder Rights Plan adopted after the effective date of this Section shall expire if not so amended no later than one year following the later of the date of its adoption and the date of its last such amendment.

(b) Paragraph (a) of this Section shall not apply to any Stockholder Rights Plan ratified by the stockholders.

(c) "Stockholder Rights Plan" refers in this Section to any stockholder rights plan, rights agreement or any other form of "poison pill" which is designed to or has the effect of making an acquisition of large holdings of the corporation's shares of stock more difficult or expensive.

(d) Nothing in this by-law should be construed to permit or validate any decision by the Board of Directors to adopt or amend a Stockholder Rights Plan that would be otherwise prohibited or invalid.

This Bylaw amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Section 8.04 of Article VIII of the Corporation's Bylaws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: I believe that it is undesirable for a poison pill not ratified by the stockholders to remain in place indefinitely without periodic determinations by the Board that maintaining the pill continues to be advisable. I also believe that a Board should not extend the life of a poison pill beyond one year without stockholder ratification when a significant fraction of the directors do not support such an extension.

The proposed Bylaw would not preclude the Board from maintaining a poison pill not ratified by the stockholders for as long as the Board deems necessary consistent with the exercise of its fiduciary duties. The proposed Bylaw would ensure that the Board not do so without considering, within one year following the last decision to adopt or extend the poison pill, whether continuing to maintain the poison pill is desirable. The proposed Bylaw would also ensure that the Board not adopt or extend a poison pill if less than 75% of the directors support doing so. The proposed Bylaw would not place limits on the use of poison pills ratified by the stockholders, and it would not permit or validate any decisions to adopt or extend poison pills that would otherwise be prohibited or invalid.

I urge you to vote "yes" to support the adoption of this proposal.

Exhibit B

Opinion Of Morris, Nichols, Arsht & Tunnell LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 17, 2008

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Re: **Stockholder Proposal Submitted By Lucian Bebchuk**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters regarding a stockholder proposal (the "Proposal") submitted to Northrop Grumman Corporation, a Delaware corporation (the "Company"), by Lucian Bebchuk (the "Proponent") for inclusion in the Company's proxy materials for its 2008 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proponent has misstated, in the Supporting Statement accompanying his Proposal, what the effect of his Proposal would be if the stockholders were to adopt it, (ii) whether the Proposal would cause the Company to violate Delaware law if the Proposal were implemented and (iii) whether the Proposal is a proper subject for stockholder action under Delaware law.

I. The Proposal.

The Proponent asks the Company stockholders to amend the bylaws of the Company (the "Bylaws") to require that any "Stockholder Rights Plan" of the Company, as defined in the Proposal, "shall expire" within one year of its adoption unless it is ratified by the stockholders or is amended, with the approval of "three quarters of the members of the Board," to extend the term of the Plan for an additional year. In addition, unless a Stockholder Rights Plan is initially approved or later ratified by the stockholders, the Proposal would require the Board to renew it each year (by the same three-quarters vote) if the Board wished to maintain the Plan for the coming year. The Proposal broadly defines a "Stockholder Rights Plan" to include "any stockholder rights plan, rights agreement or any other form of 'poison pill' which is designed to or has the effect of making an acquisition of large holdings of the corporation's shares of stock more difficult or expensive."[1]

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[1] The Proposal reads in its entirety as follows:

> It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. §109, and Section 8.04 of Article VIII of the Corporation's Bylaws, the Corporation's Bylaws are hereby amended by adding a new Section 6.07 to Article VI as follows:
>
> **Section 6.07. Stockholder Rights Plans.**
>
> (a) Notwithstanding anything in these Bylaws to the contrary, the amendment of any Stockholder Rights Plan which has the effect of extending the term of the Stockholder Rights Plan or any rights or options provided thereunder shall require the approval of three quarters of the members of the Board of Directors, and any Stockholder Rights Plan adopted after the effective date of this Section shall expire if not so amended no later than one year following the later of the date of its adoption and the date of its last such amendment.
>
> (b) Paragraph (a) of this Section shall not apply to any Stockholder Rights Plan ratified by the stockholders.
>
> (c) "Stockholder Rights Plan" refers in this Section to any stockholder rights plan, rights agreement or any other form of

(Continued . . .)

The apparent intent of the Proposal is to prohibit the Board from maintaining a Stockholder Rights Plan for more than a year unless it is approved by stockholders or renewed from year to year by a three-quarters vote of the Board.[2] In addition, the broad definition of "Stockholder Rights Plan" could subject other contracts that would make an acquisition of "large holdings" of Company stock more "difficult or expensive" to the Proposal's yearly stockholder approval or Board renewal requirement. Accordingly, contracts like bond indentures, credit facilities and employment agreements arguably could be subject to the Proposal if such contracts

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(. . . continued)

> "poison pill" which is designed to or has the effect of making an acquisition of large holdings of the corporation's shares of stock more difficult or expensive.
>
> (d) Nothing in this by-law should be construed to permit or validate any decision by the Board of Directors to adopt or amend a Stockholder Rights Plan that would be otherwise prohibited or invalid.
>
> This Bylaw amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Section 8.04 of Article VIII of the Corporation's Bylaws.

2 The term "stock rights plan" is ordinarily understood to refer to a corporate instrument that effectively dilutes the economic and voting interest of a would-be acquiror who buys a threshold amount of stock (typically 15% or 20% of the outstanding stock) without prior board approval. A rights plan ordinarily accomplishes this result by allowing all stockholders, except the person who has acquired the threshold stock amount, to buy additional stock at half price. For a description of a stockholder rights plan, see *Leonard Loventhal Account v. Hilton Hotels Corp.*, 780 A.2d 245, 247-48 (Del. 2001).

have the incidental effect of making an acquisition of "large holdings" of Company stock more "difficult or expensive."[3]

In the Supporting Statement drafted to convince other Company stockholders to vote in favor of his Proposal, the Proponent states that his bylaw would "ensure that the Board [could] not adopt or extend a poison pill if less than 75% of the directors support doing so." He also states that his Proposal would "ensure" that the Board cannot unilaterally maintain a rights plan for more than one year unless it is renewed by the Board on an annual basis.[4]

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3 *See, e.g.*, R. Steinwurtzel & J. Gardner, *Super Poison Puts As A Protection Against Event Risks*, INSIGHTS, Vol. 3, No. 10 (Oct. 1989) (discussing bond indentures that contain provisions that allow bondholders to force the company to repurchase debt on terms favorable to the bondholder if certain events occur, such as the hostile acquisition of a significant block of company stock); A. Fleischer, Jr. & A. Sussman, *Takeover Defenses*, § 6.11 (2004) (discussing credit agreements with "change of control" provisions that are often insisted upon by a lender and could have the incidental effect of discouraging hostile acquisitions of the borrower corporation); *California Public Employees' Retirement System v. Coulter*, 2005 WL 1074354 (Del. Ch. Apr. 21, 2005) (discussing employment agreements with change of control provisions that provided company employees additional benefits upon certain events including an event described by the Court as "a shift in voting power" or the election of a new board majority consisting of directors who were not approved by the predecessor incumbents).

4 The Proponent's Supporting Statement reads in its entirety as follows:

> Statement of Professor Lucian Bebchuk: I believe that it is undesirable for a poison pill not ratified by the stockholders to remain in place indefinitely without periodic determinations by the Board that maintaining the pill continues to be advisable. I also believe that a Board should not extend the life of a poison pill beyond one year without stockholder ratification when a significant fraction of the directors do not support such an extension.
>
> The proposed Bylaw would not preclude the Board from maintaining a poison pill not ratified by the stockholders for as long as the Board deems necessary consistent with the exercise of

(Continued . . .)

II. Summary.

In our opinion, the Proponent's Supporting Statement misstates the effect of his Proposal. The Proponent's assurances to stockholders that the adoption of his Proposal would "ensure" that the Board cannot "adopt" or "extend" a Stockholder Rights Plan by less than a three-quarters vote of the Board are incorrect for two reasons. First, the Proposal does not require a three-quarters vote of the Board to adopt a Stockholder Rights Plan. Such vote applies only to an *amendment* to a Stockholder Rights Plan that extends its term, *not* to the *adoption* of the Plan. Second, even though the Proposal purports to require a three-quarters Board vote to amend a Stockholder Rights Plan in order to renew it for an additional one-year term, a simple majority of the directors could, as discussed below, renew a Plan, despite the Proposal, by repealing the Proponent's bylaw and then renewing the Plan by a simple majority vote of the directors. The Proposal, therefore, does *not* ensure the result the Proponent seeks.

In his Supporting Statement the Proponent also states that his Proposal would "ensure" that the Board cannot unilaterally maintain a Stockholder Rights Plan for more than a

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(. . . continued)

its fiduciary duties. The proposed Bylaw would ensure that the Board not do so without considering, within one year following the last decision to adopt or extend the poison pill, whether continuing to maintain the poison pill is desirable. The proposed Bylaw would also ensure that the Board not adopt or extend a poison pill if less than 75% of the directors support doing so. The proposed Bylaw would not place limits on the use of poison pills ratified by the stockholders, and it would not permit or validate any decisions to adopt or extend poison pills that would otherwise be prohibited or invalid.

I urge you to vote "yes" to support the adoption of this proposal.

year without renewing the Plan on an annual basis. This statement is also incorrect. The Delaware Court of Chancery recently stated that it is unclear whether a stockholder-adopted bylaw may limit the duration of a Board-adopted rights plan. Accordingly, because there is a significant risk that the Proponent's bylaw is not even valid, he cannot "ensure" that the Board would be forced to renew a Stockholder Rights Plan on an annual basis.

It is also our opinion that the Proposal would cause the Company to violate Delaware law if the Proposal were implemented by the stockholders. Because the proposed bylaw purports to limit the Board's power to adopt a multi-year Stockholder Rights Plan, it contradicts a provision of the Company's Restated Certificate of Incorporation (the "Charter") that specifies that only the Board may manage the business and affairs of the Company. The Proposal's limitation on Board power also contradicts the express provisions of the Delaware General Corporation Law (the "DGCL") that vest the Board with the exclusive power to fix the duration of Stockholder Rights Plans.

Finally, because it is our opinion that the stockholders would cause the Company to violate Delaware law if the Proposal were adopted, it is also our opinion that the Proposal is not a proper subject for stockholder action under Delaware law.

III. The Proponent's Supporting Statement Misstates The Effect Of His Proposal.

A. The Proponent Incorrectly Asserts That His Proposal Would "Ensure" That The Board Cannot Adopt Or Renew A Multi-Year Rights Plan By Less Than A Three-Quarters Vote Of Directors.

In his Supporting Statement, the Proponent overstates the effect of his bylaw by telling stockholders that, if they adopt the Proposal, it will "ensure that the Board [can]not adopt or extend a poison pill if less than 75% of the directors support doing so." This is incorrect and misleading for two reasons. First, his Proposal does not require a 75% vote to "adopt" a Stockholder Rights Plan. Rather, he has drafted his proposed bylaw to impose such a 75% vote only for an "amendment" to a Stockholder Rights Plan that extends its term. Accordingly, if the Board wanted to adopt a Stockholder Rights Plan the day after the Proposal were adopted by stockholders, the Board could do so by the simple majority vote required for routine Board actions,[5] which is, of course, contrary to what the Proponent's Supporting Statement would lead the stockholders to believe.

Second, the Proposal would *not* "ensure" that a Stockholder Rights Plan could not be renewed by less than a 75% vote of the Board. In fact, if a simple majority of the Company's directors believe that extending the term of a Stockholder Rights Plan beyond one year would advance the best interests of the stockholders, then such majority could, in our opinion, simply repeal the Proponent's bylaw and then extend the term of the Plan.[6] That is, we believe the Board would retain the power to amend the Proponent's bylaw by simple majority vote because the Proponent neglected to include in his proposed bylaw a provision specifying that its terms may be amended or repealed only by the same three-quarters vote required to extend a Stockholder Rights Plan.[7] In light of this flaw, the Proposal could only "ensure" that the bylaw

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5 *See* Bylaws, Art. III, § 3.10 ("Except as otherwise required by applicable law or by the [Charter], the vote of a majority of the directors present at a meeting duly held at which a quorum is present shall be sufficient to pass any measure.").

6 Indeed, such majority would owe the stockholders a fiduciary duty to repeal the bylaw if the directors believed such action was necessary to advance the best interests of the stockholders. *See* footnote 19, *infra*.

7 This omission is puzzling since the Proponent has demonstrated in the past that he recognized the importance of including such a provision in such a bylaw. In 2006, he

(Continued . . .)

is not eliminated by a simple majority vote of directors if Delaware law itself would prevent the Board from repealing a stockholder-adopted bylaw. Yet, the Proponent was a party to recent litigation, *Bebchuk v. CA, Inc.*, in which the Delaware Court of Chancery essentially told him that was not the case. The *Bebchuk* court in fact characterized the question "whether a board may repeal a bylaw enacted with the express purpose of limiting its own power" as an unresolved issue under Delaware law. 902 A.2d at 743.[8] The Proponent's bylaw therefore would not "ensure" that it is immune from repeal by a simple majority of directors.

(. . . continued)

submitted to CA, Inc. a proposal that was virtually identical to the current Proposal at issue here, except that he included in the proposed CA bylaw a provision that would have required a unanimous board vote to amend such bylaw. *See Bebchuk v. CA, Inc.*, 902 A.2d 737 (Del. Ch. 2006). It is possible that the Proponent is responding to the Delaware Court of Chancery's remarks on the CA proposal, in which the Court suggested that the Board's ability to repeal the bylaw at issue could be a factor weighing in favor of upholding the bylaw. 902 A.2d at 743. The Proponent cannot, however, have it both ways: he had the choice of (i) permitting a simple majority of the directors to repeal it, thereby making his Proposal more defensible to the Delaware courts, but making it impossible to ensure that a Board majority will not be able to keep a Rights Plan in place or (ii) permitting only a supermajority Board vote to repeal it, thereby permitting him to claim that the Proposal, if valid, will ensure a majority Board vote will not be sufficient to renew a Rights Plan, but making his Proposal less likely to survive a challenge in the Delaware courts. He chose the first alternative and therefore cannot, in his submission, claim the Proposal will ensure that a Rights Plan cannot be renewed by less than a 75% vote of the Board.

8 Commentators have characterized this issue as unresolved because the drafters of the current version of Section 109(a) of the DGCL, the statute dealing with bylaw amendments, rejected language that would have expressly stated that the board could amend stockholder-adopted bylaws. *See* S. Arsht & L. Black, Jr., *The Delaware General Corporation Law: Recent Amendments*, 30 Bus. Law. 1021, 1023 (1975). *See also American International Rent A Car, Inc. v. Cross*, 1984 WL 8204, at *3 (Del. Ch. May 9, 1984) (suggesting in *dicta* that the stockholders could adopt a bylaw that expressly prohibited amendments by the board); *General DataComm Industries, Inc. v. State of Wisconsin Investment Board*, 731 A.2d 818, 821 (Del. 1999) (noting in *dicta* that the question whether the board can amend a stockholder-adopted bylaw is "worthy of careful consideration.").

(Continued . . .)

Moreover, in our opinion the Board would, despite the Delaware Court of Chancery's reservations, have the power to repeal the Proponent's bylaw.[9] Section 109(a) of the DGCL authorizes Delaware corporations to adopt charter provisions that can give the board the power to amend the bylaws.[10] The Company's Charter took full advantage of Section 109 by granting the Board an unrestricted right to amend the Bylaws.[11] Section 109(a) does not contain any language that would suggest that, when a board is granted the unrestricted power to amend

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(. . . continued)

However, commentary written at the time of the adoption of the current provisions of Section 109(a) noted that, although the matter was not free from doubt, Section 109(a) "as it stands appears on its face to authorize the directors to amend or repeal a by-law initially adopted by the stockholders." Arsht & Black, *supra.*

[9] Of course, a court could enjoin the Board's exercise of this power if the court determined that the Board is acting unfairly by amending the bylaw. *Schnell v. Chris-Craft Industries, Inc.*, 285 A.2d 437 (Del. 1971) (invalidating a bylaw amendment adopted by the incumbent board that advanced the date of a stockholder meeting because, under the circumstances, it unfairly disadvantaged stockholders seeking to elect a rival slate of nominees to the board).

[10] Section 109(a) of the DGCL provides, in pertinent part:

> After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote ... provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors .... The fact that such power has been so conferred upon the directors ... shall not divest the stockholders ... of the power, nor limit their power to adopt, amend or repeal bylaws.

[11] Article FIFTH of the Charter provides, "In furtherance and not in limitation of the powers conferred by statute and subject to Article SIXTH hereof, the Board of Directors is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation . . . ." The Board's power is "subject to" the provisions of Article SIXTH, which addresses the stockholders' power to amend the Bylaws. The Board's amendment power is thus "subject to" the stockholders' amendment power only in the sense that both the Board and the stockholders possess coequal power to amend the Bylaws.

the bylaws, the board is somehow prevented from exercising that power to amend a stockholder-adopted bylaw.[12] In fact, the Supreme Court of Delaware has already held that a stockholder-adopted bylaw purporting to limit the board's bylaw amendment power is a "nullity" if it conflicts with a charter provision that grants the board the unlimited power to amend the bylaws. *Centaur Partners, IV v. National Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (bylaw that would have limited the board's power to change the board size through a bylaw amendment would have been a "nullity" to the extent it conflicted with a certificate of incorporation provision granting the board power to amend the bylaws). If a stockholder-adopted bylaw cannot expressly deprive the board of its bylaw amendment power, then a stockholder-adopted bylaw cannot, by implication, deprive the board of such power when it does not even address that matter.

The Proponent could validly have added a provision requiring a three-quarters vote of directors to amend his bylaw, but he did not include such a provision in his Proposal. Accordingly, he cannot "ensure" that the Board cannot end-run the restrictions in his bylaw by less than a three-quarters vote of the directors.

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[12] If the Delaware legislature wished to prohibit the board from amending any stockholder-adopted bylaw, it, of course, knows how to draft such prohibition. There are two specific provisions in the DGCL that prohibit the board from amending certain stockholder-adopted bylaws. One provision forbids the board from amending a bylaw that specifies the vote required to elect directors. 8 *Del. C.* § 216. Another provision prohibits the board from repealing a stockholder-adopted bylaw that exempts the corporation from the restrictions imposed by Delaware's business combination statute. 8 *Del. C.* § 203(b)(3). In our opinion, the legislature has already determined the small subset of stockholder-adopted bylaws that are immune from director amendment, and that subset does not include a bylaw of the type urged by the Proponent.

B. The Proponent Incorrectly Asserts That His Proposal Would "Ensure" That The Board Must Renew A Stockholder Rights Plan Annually.

The Supporting Statement also purports to guarantee the Company's stockholders that, if a Stockholder Rights Plan is not "ratified" by the stockholders, the Proponent's bylaw would "ensure" that the Board cannot extend a Rights Plan for more than one year unless the Board reconsiders its decision to maintain the Rights Plan on an annual basis.[13] Putting aside the problem discussed in Part III.A above, this description is accurate only if the validity of the one-year limitation is clear. Because its validity is far from clear, however, the Proponent cannot "ensure" that annual renewal will be required. Indeed, in our opinion the bylaw is *not* valid.

The Proponent should know better than to make such a guarantee to the Company stockholders because he litigated this issue before the Delaware Court of Chancery only two years ago, and the Court told him that it was *not* clear whether such a one-year limitation is valid. In *Bebchuk v. CA, Inc.*, the Proponent asked the Delaware Court of Chancery to declare valid a proposed bylaw that the Proponent submitted to CA, Inc., which also would have limited the duration of a board-adopted rights plan to one year. Although the Court declined to rule on this issue because it decided it was not ripe for decision, the Court stated that: "The excellent briefs of the parties and the court's own review of the divergent authorities concerning the validity of stockholder bylaws which limit a board of director's exercise of one of its powers reveal both

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[13] Specifically, the Proponent states, "The proposed Bylaw would not preclude the Board from maintaining a poison pill not ratified by stockholders for as long as the Board deems necessary consistent with the exercise of its fiduciary duties. The proposed Bylaw would ensure that the Board not do so without considering, within one year following the last decision to adopt or extend the poison pill, whether continuing to maintain the pill is desirable."

that the legal issue in this case is fraught with tension and that any number of facts which might arise in the future could determine . . . the court's analysis of this particular bylaw's validity." 902 A.2d at 742.[14] It is our opinion that, for the reasons stated in Part IV herein, the Proposal would be invalid if adopted by the stockholders. But, regardless of whether our opinion is correct in this regard, the Proponent must acknowledge to the Company stockholders that the validity of his proposed bylaw is uncertain under Delaware law and that it will not, therefore, "ensure" that it will have the effects he says it *will* ensure. By failing to acknowledge this uncertainty, his Supporting Statement would mislead stockholders by assuring them that the adoption of his Proposal *will* "ensure" those effects.

IV. The Proposal, If Adopted, Would Cause The Company To Violate Delaware Law.

Apart from the inaccuracies in the Supporting Statement discussed above, it is our opinion that the Proposal would violate Delaware law if it were adopted by the Company stockholders. Although the Company stockholders are well within their right to amend the Bylaws, they cannot adopt a bylaw that is inconsistent with either the Company's Charter or Delaware law.[15] For the reasons set forth below, the Proposal is in our opinion inconsistent with *both* the Charter and Delaware law.

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[14] The Court continued by noting that "From a purely legal standpoint, it is not necessarily clear that a bylaw limiting the duration of a board-authorized rights plan is either facially illegal as an unauthorized impingement upon the board's powers under the DGCL or an unreasonable intrusion into the board's exercise of its fiduciary duties." *Id.* at 742-43.

[15] 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, *not inconsistent with law or with the certificate of incorporation* [i.e., the charter], relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

A. The Proposal Is Invalid Because It Contradicts A Charter Provision Vesting The Board With The Exclusive Power To Manage The Company.

Article SEVENTH of the Charter specifies that "[t]he business and affairs of the . . . [Company] shall be managed by and under the direction of the Board of Directors." The Proponent is asking the Company's stockholders to adopt a bylaw that limits this managerial power with respect to the adoption of "Stockholder Rights Plans," defined broadly to include *any* form of "poison pill" which "is designed to or has the effect of making an acquisition of large holdings of the corporation's shares more difficult or expensive." The Proposal might, in addition to limiting the Board's discretion to adopt a multi-year "rights plan" (as that term is ordinarily understood[16]), also purport to forbid the Board from adopting certain other contracts, such as credit agreements, indentures or employment agreements that contain "change of control" provisions that would make an acquisition of a large block of Company stock more "difficult or expensive," unless such contracts were subject to the Proponent's one year renewal or stockholder ratification requirements.

In our opinion, this very broad encroachment on the Board's power is inconsistent with the Charter's grant of authority to the Board. The Delaware courts have interpreted language in Section 141(a) of the DGCL[17] that is nearly identical to the provisions of the Charter

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[16] *See* footnote 2, *supra.*

[17] *See* 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.").

to mean that the directors are empowered to adopt stockholder rights plans.[18] The Supreme Court of Delaware has referred to the decision whether to terminate a rights plan as one of the "fundamental management duties" that directors owe the corporation.[19] Moreover, decisions regarding credit agreements, indentures, employment agreements and other contracts that contain the type of "change of control" provisions that might be swept into the bylaw's purview under the Proponent's expansive definition of "Stockholder Rights Plan" are in our view decisions that

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18 *See Moran v. Household International, Inc.*, 500 A.2d 1346, 1353 (Del. 1985) (holding that, in addition to Section 157 of the DGCL (which empowers directors to set the terms of rights to buy stock), the "inherent powers of the Board conferred by [Section141(a)] . . . concerning the management of the corporation's business and *affairs*" provides the Board authority to enact a rights plan) (emphasis in original).

19 *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1291-92 (Del. 1998):

> The Delayed Redemption Provision [which provided that if a majority of the directors were replaced by stockholder action, the newly elected board could not redeem the rights for six months for the purpose of facilitating a transaction with an "Interested Person"] . . . would prevent a newly elected board of directors from *completely* discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders-negotiating a possible sale of the corporation.

See also MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. Ch. 1985) (stating that, when faced with an acquisition offer, "the directors have the right, even the duty, to adopt defensive measures to defeat a takeover attempt which is perceived as being contrary to the best interests of the corporation and its shareholders") (citation omitted), *aff'd*, 506 A.2d 173 (Del. 1985); *Unocal Corporation v. Mesa Petroleum Co.*, 493 A.2d 946, 955 (Del. 1985) (stating that the directors' "duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or other shareholders" and rejecting (at note 10 in that opinion) the proposition that "a board's response to a takeover threat should be a passive one").

clearly fall within the Board's exclusive power to manage the Company.[20] By purporting to limit the Board's important managerial powers, the Proponent's bylaw is, in our view, invalid because it would contradict the Charter.[21] *See* 8 *Del. C.* § 109(b) (bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation").[22]

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[20] *See, e.g.*, *Tate & Lyle PLC v. Staley Continental, Inc.*, 1988 WL 46064 (Del. Ch. May 9, 1988) at *7 ("Compensation decisions are generally the sole prerogative of the directors. Even when a compensation decision directly benefits directors, if the decision is approved by a committee of disinterested directors, it is afforded the protection of the business judgment rule."); *Lewis v. Hirsch*, 1994 WL 263551 (Del. Ch. June 1, 1994) at *3 (citing Section 141(a), the Court of Chancery stated "executive compensation is a matter ordinarily left to the business judgment of a company's board of directors."); *Benihana of Tokyo, Inc. v. Benihana, Inc.*, 891 A.2d 150 (Del. Ch. 2005) (upholding, as a proper exercise of business judgment, a board's decision to finance extensive renovations of the company's facilities by issuing preferred stock to an outside investor rather than seeking other methods of financing, even though the majority stockholder objected to such form of financing because it would dilute such stockholder's voting power), *aff'd*, 906 A.2d 114 (Del. 2006); *UIS, Inc. v. Walbro Corp.*, 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987) (declining to order a company to set aside the proceeds of a stock issuance to satisfy a potential judgment against the company because such an order "would represent a dramatic incursion into the area of responsibility created by Section 141" of the DGCL and noting that "The directors [of the defendant company] . . . not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for company funds").

[21] Commentators disagree on whether a bylaw can limit, in any respect, the board's power to adopt and maintain a rights plan. The Delaware Court of Chancery recently recognized this uncertainty in *CA, Inc.*, which is discussed in Part III.B of this letter. Another Vice Chancellor observed, in *Jones Apparel Group, Inc. v. Maxwell Shoe Co.*, 883 A.2d 837, 846-47 (Del. Ch. 2004), that this uncertainty arises because Section 141(a) of the DGCL permits limitations on board authority to be established "as provided" in the DGCL, and, in turn, because a provision of the DGCL, Section 109(b), permits stockholders to adopt bylaws that "contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." 8 *Del. C.* § 109(b). We note, however, that this perceived tension between Sections 141(a) and 109(b) is not an issue for the Company because the Charter specifies that only the directors shall manage the business and affairs of the Company. Any bylaw that contradicts this provision would be void because the Bylaws may not contradict the Charter. *See id.* We note that the

(Continued . . .)

B. The Proposal Contradicts Delaware Law Because It Purports To Limit The Board's Power To Enter Into "Stockholder Rights Plans."

As noted above, the centerpiece of the Proposal is the requirement that "any Stockholder Rights Plan adopted after the effective date of this [bylaw] . . . shall expire" if it is not renewed by the Board every year or approved by the stockholders. For the reasons discussed below, in our opinion these annual renewal and stockholder approval requirements are inconsistent with Delaware law because the stockholders cannot enact a bylaw that limits the Board's power to enter into multi-year Stockholder Rights Plans.

The Proponent's bylaw seeks to reserve for the stockholders the power to determine when a Board should reevaluate its decision to enter into "poison pills," i.e., those transactions that make the acquisition of "large holdings" of Company stock "more difficult or expensive." Under the Proposal, absent stockholder approval the Board might not be able to bind itself to significant contracts, such as credit agreements, indentures or employment agreements, that have the effect of making a takeover of the Company more "difficult or expensive" unless those contracts are subject to renewal each year. According to the Proponent,

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CA charter contained language similar to Article SEVENTH, but the Court did not discuss this provision in its remarks on the CA proposal.

[22] The Bylaws contain language, similar to Article SEVENTH, which acknowledges the Board's exclusive power to manage the Company. *See* Bylaws, Art. III, § 3.01 ("The business and affairs of the Corporation shall be managed by and be under the direction of the Board of Directors."). We note that the same Bylaw provision also states that the Board "shall exercise all the powers of the Corporation, except those that are conferred upon or reserved to the stockholders by statute, the [Charter] or these Bylaws." *Id.* Although the Bylaws allow powers of the "Corporation" to be "reserved" to stockholders, we note that the Bylaws cannot reserve managerial power for the stockholders because such a bylaw provision would be inconsistent with the Charter. *See* 8 *Del. C.* § 109(b), *supra*.

the anti-takeover effect of these contracts (or "poison pills," as the Proponent calls them) must take priority over other business considerations that, in the Board's view, might be more important to enhancing the long-term value of the Company. For example, the Board may want to enter into a five-year credit facility at a favorable rate of interest, but, under the Proposal, might not be able to do so if the lender refuses to accede to an automatic termination of the contract if the Board declines to renew it at the end of each contract year. This could, of course, force the Board to seek less favorable credit alternatives that would not come within the purview of the Proponent's bylaw. Or the Board may want to enter into a profitable joint-venture with a strategic partner that might have the incidental effect of making a hostile acquisition of the Company more difficult. A strategic partner obviously might refuse to enter into the transaction if the Board insists on reserving a right, exercisable at least once a year, to terminate the joint venture.

Delaware law does not permit the stockholders to adopt bylaws that prioritize Board decisions in this manner. Rather, the Board is charged with managing the business and affairs of the Company,[23] which includes the power to make a decision whether to commit the Company to a multi-year contract with a third party even if the contract could have the incidental effect of making acquisitions of Company stock more difficult. The Delaware courts have held that a board is not limited to actions that are consistent with the Company remaining an attractive

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[23] 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.").

takeover target.[24] Rather, the Board must make decisions that it believes will enhance the long-term value of the Company.[25] By requiring it to retain an annual termination right on a contract that might make a hostile takeover more "difficult or expensive," the Proponent's bylaw would create a short-term focus that would encroach on the Board's authority to maximize the Company's long-term value.

In our opinion, the stockholders cannot intrude on these fundamental business decisions through the adoption of a bylaw. Section 141(a) of the DGCL specifies that the Board's managerial power cannot be limited, even by the stockholders, unless the Charter provides for such limitation.[26] Indeed, we believe the Delaware Supreme Court has confirmed

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[24] *See Paramount Communications, Inc. v. Time Incorporated*, 571 A.2d 1140, 1154 (Del. 1990) (decided July 24, 1989) (written opinion issued Feb. 26, 1990) (upholding the decision of the Time Incorporated board to pursue a strategic acquisition of Warner Communications, Inc., even though such acquisition would make an acquisition of Time by a third party more difficult, and stating "The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders.") (citations omitted); *Shamrock Holdings, Inc. v. Polaroid Corp.*, 559 A.2d 278 (Del. Ch. 1989) (upholding and finding entirely fair the board's decisions to fund an employee stock ownership plan and a preferred stock issuance to a buyer, even though such decisions had the effect of making a hostile acquisition of the company more difficult).

[25] *Time*, 571 A.2d at 1154 ("Directors are not obliged to abandon a deliberately conceived corporate plan for a short-term shareholder profit unless there is clearly no basis to sustain the corporate strategy.") (citation omitted).

[26] We recognize that, for the reasons stated in Part III.A herein, the Board would, in our view, retain the right to repeal the Proponent's bylaw if it were approved by the stockholders, and accordingly, the Board could remove the restraints imposed on it by the Proposal. However, the fact that the Board can remove these restraints does not, in and of itself, make those restraints permissible prior to their repeal. In other words, an invalid bylaw does not in our view become valid simply because the bylaw can be repealed by the Board. Indeed, the Board's unilateral authority to amend a stockholder-adopted bylaw provides yet another reason (in addition to the reasons described below) why limitations on Board power must be

(Continued . . .)

this reading of Section 141(a) by holding that limitations on board power must be placed in the charter. In *Quickturn Design Systems, Inc. v. Shapiro*, the Delaware Supreme Court invalidated a provision of a rights plan that would have prevented newly elected directors from amending or terminating the plan for a six-month period following their election to the Board. 721 A.2d 1281, 1291 (Del. 1998). In its opinion, the Supreme Court noted that "Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation." *Id.* The Court explained that even narrow limitations on the Board's managerial authority would not pass muster where they would prevent the Board from discharging its duties in a change of control context: "While the [rights plan provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to shareholders—negotiating a possible sale of the corporation [and is therefore invalid]." *Id.* at 1291-92. Moreover, the Court noted that its decision was not merely elevating form over substance by enforcing the literal terms of Section 141(a) of the DGCL. Rather, the limitations on director authority invalidated in *Quickturn* could not stand because they impaired the directors' ability to discharge their fiduciary duties to stockholders.[27]

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placed in the Charter in order to prevent those restrictions from becoming illusory in light of the Board's power to eliminate those restrictions.

[27] In this regard, the Court stated:

> This Court has held to the extent that a contract, or a provision thereof, purports to require a board to act *or not act* in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable. The [rights plan provision] tends to limit in a substantial way the freedom of newly elected directors' decisions on matters of management policy. Therefore, it violates the duty

(Continued . . .)

Although *Quickturn* did not directly involve the question whether a bylaw may limit director power, [28] the Court identified the charter as the *only* document that could limit the

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> of each newly elected director to exercise his own best judgment on matters coming before the board.

Quickturn, 721 A.2d at 1292 (quotations and citations to other decisions have been omitted) (emphasis in original).

[28] As we note in footnote 21 above, some commentators assert that Section 141(a) does not preclude the adoption of bylaws limiting or delegating board power because the managerial power vested in the Board under Section 141(a) is subject to other provisions in the DGCL, which these commentators read as referring to Section 109(b) of the DGCL. *See* 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, *except as may be otherwise provided in this chapter* or in its certificate of incorporation.") (emphasis added). In our opinion, the reference in Section 141(a) to other statutory provisions does not refer to Section 109(b). Rather, as one commentator has pointed out, under "the most reasonable reading" of Section 141(a), the reference to other DGCL provisions relates only to statutes that expressly provide for management of a corporation by persons other than directors, such as the DGCL provisions that permit court appointed trustees, custodians or receivers to manage the corporation in place of a board of directors. *See* L. Hamermesh, *Corporate Democracy And Stockholder-Adopted By-Laws: Taking Back The Street?*, 73 Tul. L. Rev. 409, 430-31 (Dec. 1998) (citations omitted) (citing DGCL Sections 226(b) (which specifies the powers of court-appointed custodians), 291 (which specifies the powers of court-appointed receivers) and 351 (providing for the management of statutorily defined "close corporations" by stockholders)).

In addition, Section 109(b) does not authorize *limitations* on board power; rather, it only authorizes the adoption of provisions "relating to" board power. This language is more limiting than the parallel provision in Section 102(b)(1), which authorizes charter provisions "creating, defining, limiting and regulating" the powers of the corporation and the directors. We believe there is a difference between provisions that "relate to" the powers of directors (which, for example, may authorize the stockholders to adopt bylaws that address a board's decision-making *process*) and provisions that directly "limit" the powers of directors. *See also Hollinger International Inc. v. Black*, 844 A.2d 1022, 1079 (Del. Ch. 2004) ("While there has been much scholarly debate about the extent to which bylaws can—consistent with the *general* grant of managerial authority to the board in § 141(a)—limit the scope of managerial freedom a board has, e.g., to adopt a rights plan, there is a general consensus that bylaws that regulate the process by which the board acts are statutorily authorized.") (citations omitted). For this reason, even if the Section 141(a) reference to "other" provisions

(Continued . . .)

managerial power of the board.[29] Accordingly, *Quickturn* mandates that the limitation on Board power that the Proponent seeks must appear in the Charter, not in the Bylaws.[30] A more recent

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(. . . continued)

in the DGCL includes Section 109(b), that statute does not, on its face, authorize the adoption of bylaws that "limit" director power.

[29] We note that an earlier decision from the Delaware Court of Chancery suggests that a Board can limit its right to adopt a stockholder rights plan through a resolution that does not appear in the charter. In *In re National Intergroup, Inc. Rights Plan Litigation*, the Court invalidated several amendments to an existing rights plan that were adopted by the board because, prior to the amendments, the board recommended, and the stockholders approved, a resolution that purported to prohibit the board from adopting a new rights plan without stockholder approval. 1990 WL 92661 (Del. Ch. July 3, 1990). The Court held that the rights plan amendments violated the terms of this resolution. Although *National Intergroup* suggests that a board can limit its power to enter into stockholder rights plans by submitting a resolution limiting such power for stockholder approval, the decision predates the Delaware Supreme Court's decision in *Quickturn*. Moreover, the Court in *National Intergroup* expressly noted that all parties to the litigation conceded that the resolution at issue represented a binding obligation on the board. *Id.* at *6 (noting that the defendant corporation "conceded" that the resolution "created contractual rights"). Accordingly, the Court was not asked to address the issue whether the resolution was enforceable as a matter of law because the parties agreed to abide by the court's interpretation of the resolution.

[30] Of course, the *Quickturn* decision does not mean that a board cannot limit the exercise of its fiduciary duties to the extent it enters into binding contracts, in which the board contractually limits its range of actions in exchange for bargained-for consideration. Such a contract can be entered into with a stranger to the corporation, or even with a stockholder, if the agreement involves a bargained for exchange of benefits. *See In re InfoUSA Shareholders Litigation*, 2007 WL 2419611, at *24 (Del. Ch. Aug. 20, 2007) ("Every contract approved by a board of directors, after all, limits the discretion of the board in future transactions, but a board is empowered to make agreements with *other actors in commerce*, including the shareholders.") (emphasis added). Thus, the board can agree not to issue stock for a specified period of time without obtaining the consent of a stockholder, where that stockholder has purchased stock for a price that includes the value of the board's promise not to issue additional equity without such approval. *See Sample v. Morgan*, 914 A.2d 647, 671-72 (Del. Ch. 2007). A board can also agree to exempt a stockholder from the terms of a stockholder rights plan in exchange for the exempted stockholder's agreement to enter into a "standstill" agreement that restricts its right to buy additional stock. *See InfoUSA*, *supra*.

(Continued . . .)

decision from the Delaware Court of Chancery supports this same conclusion. In *UniSuper Ltd. v. News Corporation*, the Court of Chancery held that plaintiff stockholders survived a motion to dismiss a claim that the News Corporation directors breached a contract with the stockholders by (i) adopting a policy committing itself to seek stockholder approval before it renewed the company's rights plan and (ii) later ignoring that policy by renewing the rights plan without stockholder approval. 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). News Corporation argued that, even if the policy constituted a contract with the stockholders, it was unenforceable because the policy would have represented a limitation on the board's power to extend unilaterally the term of a rights plan. In its first opinion on this issue, the Court of Chancery appeared to take a

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(. . . continued)

In our opinion, such commercial contracts differ from bylaw provisions that do not involve bargained-for consideration but instead are intended solely to alter the statutorily-mandated allocation of authority between current and future boards and between a board and the stockholders. If the Proposal were adopted, for example, the Board's ability to enter into Stockholder Rights Plans would be restricted, and the Company would have received no benefit in return. Such a limitation serves no commercial purpose; it merely cedes the Board's statutory power to the stockholders and is therefore impermissible. *Cf. Abercrombie v. Davies*, 123 A.2d 893 (Del. Ch. 1956), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957). (invalidating a provision of an agreement in which the holders of a majority of the stock and their director designees attempted to agree that all of their director designees would vote in the manner directed by a majority of such designees because it would prevent each director from exercising his or her own best judgment on board decisions, but noting that the stockholders can agree to use their director removal rights to take all legal action possible to remove any director who disagreed with the stockholders' collective policies); *Morgan*, *supra* (summarizing applicable case law and drawing a distinction between legitimate commercial contracts and instances where Delaware courts have found that a board abdicated its duties in "a more extreme situation where the directors can be thought to have given away to a third-party powers that are so crucial to management that the directors are essentially no longer in control of the corporation"); *McMullin v. Beran*, 765 A.2d 910, 919-20 (Del. 2000) (noting that a board cannot abdicate its statutory duty to determine whether a merger is in the best interests of the company and its stockholders, even if the merger is proposed by a majority stockholder).

position inconsistent with *Quickturn* and Section 141(a), suggesting that the limitation on board power need not be placed in the charter because restrictions on director power are permissible if they enhance the power of stockholders. *Id.* at *6. The Court stated: "[W]hen shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power—which is that of an agent's with regard to its principal—derives from the shareholders who are the ultimate holders of power under Delaware law." *Id.*

In a later opinion the Court clarified its reasoning, placing its holding in the proper legal framework required by Section 141(a) and the Supreme Court's decision in *Quickturn*. Specifically, the Court clarified that it had assumed for purposes of its analysis in the prior opinion that the board policy required the directors to submit for a stockholder vote a charter amendment that would have limited the directors' power to renew the rights plan. *UniSuper Ltd. v. News Corporation*, 2006 WL 207505 (Del. Ch. Jan. 19, 2006) (revised Jan. 20, 2006).[31] The Court also noted that the *dicta* in the prior opinion that compared the director-stockholder relationship to that of agent and principal was merely intended to illustrate[32] that the

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[31] *See UniSuper*, 2006 WL 207505, at *1 (noting that the plaintiffs in *UniSuper* "did not allege with any specificity *how* the allegedly promised shareholder vote on the poison pill was to be structured. The Court's implicit assumption (at least at this early stage of the proceedings) was that the vote would be structured as a shareholder vote on a proposed amendment to the Company's certificate of incorporation") (emphasis in original).

[32] The Court of Chancery's reference to directors as "agents" who take instructions from the stockholders as "principals" could have been *only* an illustration because, as a matter of Delaware law, directors are not in fact mere "agents." The Delaware Supreme Court has stated that directors are *not* agents of the company. *See Arnold v. Soc'y for Savs. Bancorp, Inc.*, 678 A.2d 533, 539-40 (Del. 1996) ("Directors, in the ordinary course of their service as directors, do not act as agents of the corporation. . . . The board of directors of a corporation

(Continued . . .)

board could not use Section 141(a) and the directors' fiduciary duties as an excuse to refrain from placing such a charter amendment before the stockholders for a vote.[33] Thus, the *UniSuper* decision supports our opinion that limitations on director power must be placed in the Charter to be effective.[34]

(. . . continued)

is charged with the ultimate responsibility to manage or direct the management of the business and affairs of the corporation. . . . It would be an analytical anomaly, therefore, to treat corporate directors as *agents* of the corporation when they are acting as *fiduciaries* of the stockholders in managing the business and affairs of the corporation.") (emphasis in original) (citations omitted). *See also Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm."), *aff'd*, 571 A.2d 1140 (Del. 1989).

[33] *Id.* at *3 ("Although the [first opinion in *UniSuper*] employed agency law principles to illustrate by analogy the gap filling nature of fiduciary duties, it did so in an effort pointedly to reject defendants' effort to invoke the board's fiduciary duties as a muzzle to silence shareholders. . . . Here . . . the Company promised that a majority of stockholders would be given the opportunity to speak with one voice and to exercise their shareholder franchise, presumably through the vehicle of an amendment to the Company's charter.").

Importantly, the type of "contract" that the Court of Chancery assumed to be at issue in *UniSuper*, i.e., an irrevocable board promise to submit a charter amendment to the stockholders, is expressly authorized by the DGCL. *See* 8 *Del. C.* § 146 ("A corporation may agree to submit a matter to a vote of its stockholders whether or not the board of directors determines at any time subsequent to approving such matter that such matter is no longer advisable and recommends that the stockholders reject or vote against the matter.").

[34] The parties later settled the litigation, and News Corporation agreed, among other things, that it would not adopt a rights plan of more than a year's duration without stockholder approval unless certain conditions were satisfied. *Unisuper Ltd. v. News Corp.*, C.A. No. 1699-N (Del. Ch. Apr. 18, 2006) (Scheduling Order), *available at*: *www.sec.gov*. In our view, these contractual restrictions on the board's power to adopt a rights plan were permissible, even though the restrictions were not placed in News Corporation's charter, because the settlement agreement was a contract between the company on the one hand and a class of plaintiffs consisting of both News Corporation stockholders and the stockholders of the predecessor entity of News Corporation on the other hand, in which the restrictions on the board's power

(Continued . . .)

C. The Proposal Contradicts The Express Provisions Of The DGCL That Relate To The Creation Of Rights To Buy Stock.

As noted above, what is commonly connoted by the term "stockholder rights plan" is no more than a right, issued to each existing stockholder, to buy additional stock under certain circumstances. The DGCL vests the Board with the exclusive power to create and issue such rights to buy stock. Because the bylaw contemplated by the Proposal would purportedly encroach on this Board power by prohibiting the Board from adopting certain stock rights that do not expire within one year, it is inconsistent with the DGCL and would therefore be invalid if adopted by the stockholders.

Section 157 of the DGCL specifies that the terms and conditions of a right to buy stock, including "the time or times which may be limited or unlimited in duration" in which the right may be exercised, must be set forth in either the charter or in a resolution adopted by the board.[35] This means that the board controls the process for issuing rights to buy stock: the board

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were granted in exchange for a settlement of claims. Accordingly, the settlement agreement was not solely an intra-governance arrangement between the News Corporation board and its stockholders, but rather was a bargained-for contract that achieved goals independent of an attempt to re-allocate power between the board and the stockholders. *See* footnote 30, *supra*.

[35] 8 *Del. C.* § 157(b) ("The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be [conclusive].").

can either unilaterally adopt a resolution creating the rights or adopt, and recommend for stockholder approval, a charter amendment to create such rights. The Delaware Supreme Court has stated that Section 157, along with certain other provisions in the DGCL (such as Section 141(a)), "confirm the board's exclusive authority to issue stock and regulate a corporation's capital structure." *Grimes v. Alteon*, 804 A.2d 256, 261 (Del. 2002). Indeed, the Delaware courts have interpreted the provisions of Section 157 literally to mean that *only* the board, and no one else, may specify the terms and conditions of rights to buy stock.[36] The drafters of the DGCL empowered only the board to fix the terms of rights to buy stock because such rights can serve important functions in a company's capital structure, whether as a means to raise money or as an integral part of an employee compensation plan. Using rights to buy stock as a means of advancing these goals requires the expertise and business judgment of the directors.[37]

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[36] *See James v. Furman*, 2004 WL 5383567 (Del. Ch. Nov. 16, 2004) (holding that a stockholder stated an actionable claim that the directors violated Section 157 by allegedly delegating to officers the power to make changes to certain terms in a rights plan); *Alteon*, 804 A.2d at 262 (invalidating a right to buy stock because, among other reasons, the CEO of the corporation rather than its board approved the right at issue).

The DGCL provides only one exception to the prohibition on directors delegating their power under Section 157 to others: Section 157(c) permits the board to delegate to an officer the power to allocate rights among employees of the corporation, provided that the board sets a ceiling on the number of rights that may be issued. As one group of commentators has noted, other than this single, express exception, "directors have the exclusive right and duty to control and implement all aspects of the creation and issuance of options and rights." D. Drexler, L. Black, Jr. & A. G. Sparks, III, *Delaware Corporation Law and Practice*, § 17.06 at 17-30 (2006).

[37] *See Alteon*, 804 A.2d at 262 (noting that, by requiring board approval of the precise terms of rights to buy stock, Section 157 "makes it more likely that the board will have considered thoroughly the reasons for and against the issuance" and allowing others to fix such terms would impermissibly encumber the board's exercise of its own business judgment); *see also* Model Business Corporation Act, § 6.24 (Official Comment) (discussing a provision similar

(Continued . . .)

The proposed bylaw clearly violates Section 157 of the DGCL because it attempts to usurp for the stockholders the power to determine that certain rights to buy stock must expire within one year unless they are approved by stockholders or renewed by the Board. The bylaw would inject into every "Stockholder Rights Plan" a new term that would dictate when the rights expire. Under the express terms of Section 157, such a bylaw is invalid because this global expiration provision would appear in neither the Charter nor a Board-adopted resolution.[38] Moreover, this limitation would hinder the Board's power to exercise its business judgment to determine the best way to raise money for the corporation by purporting to take off the table any option the Board might otherwise have to use multi-year rights to buy stock as a method of augmenting the Company's capital.

(. . . continued)

to Section 157 and noting the need for a statute that "confirm[s] the broad discretion of the board . . . in determining the consideration to be received by the corporation" for rights and options to buy stock, and further noting "The creation of incentive compensation plans for directors, officers, agents and employees is basically a matter of business judgment").

38 The Proponent and his counsel have argued elsewhere that the bylaws may restrict the board's power to fix the terms of rights to buy stock because Section 157 permits the creation of rights through a board resolution, and, generally speaking, board resolutions have a "hierarchical status" that is inferior to bylaw provisions. *See Hollinger International Inc. v. Black*, 844 A.2d 1022, 1080 (Del. Ch. 2004) (explaining this "hierarchical status" principle). This argument lacks merit. The bylaws have a "hierarchical status" that is inferior to both the Charter and the DGCL. 8 *Del. C.* § 109(b). Accordingly, a bylaw that limits the board's power to fix the terms of rights to buy stock is invalid because it conflicts with the Charter (for the reasons set forth in Part IV.A herein) and because it conflicts with Section 157, which, as the Delaware Supreme Court has recognized, permits only the board to fix the terms of rights to buy stock. In addition, this type of argument urged by the Proponent and his counsel would lead to an absurd result in which the stockholders could, by adopting a bylaw, always overrule a board decision memorialized in a resolution.

We recognize that in the recent *Bebchuk* decision, the Delaware Court of Chancery noted, in *dicta*, that Delaware law was "less [than] clear" whether the board's exclusive authority to fix the terms and conditions of rights to buy stock could be limited by the type of one-year limitation included in the Proponent's proposed bylaw.[39] It is our opinion that, if and when the Delaware courts are required to answer this question, they will, for the reasons discussed in this opinion, determine that the one-year limitation contemplated by the Proposal (and by the CA proposal) is invalid because it violates Section 157 of the DGCL.

We note that part of the Court's reluctance to declare the CA, Inc. bylaw invalid appears to have been its concern that the typical stockholder rights plan is used to permit the board to regulate takeovers (i.e., rather than as a means to raise money for the company or as a part of employee compensation), and it might, therefore, perhaps be appropriate to allow the stockholders to limit the board's power to adopt multi-year rights plans. 902 A.2d at 743. However, the Proponent's proposal arguably extends beyond simply limiting rights plans that serve to so regulate takeovers. Instead, the proposed bylaw could arguably reach *any* right to buy stock (and any other "poison pill" contract) that makes the acquisition of a large amount of Company stock more difficult or expensive. Accordingly, the Proponent's one-year renewal

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[39] We note that, in support of its statement that it was "less clear that the exercise of [the power to adopt a rights plan] can never be the subject of a bylaw", the CA court referenced *Frantz Manufacturing Co. v. EAC Industries*, 501 A.2d 401 (Del. 1985). In *Frantz*, the Delaware Supreme Court found a stockholder-adopted bylaw that required stockholder approval for indemnification of directors valid under Delaware law. Although the *Frantz* court upheld a bylaw that ceded power to the stockholders, that case is wholly distinguishable from the present case. Unlike the indemnification power addressed by Section 145 that was at issue in *Frantz*, the Delaware courts have repeatedly made clear that Section 157 vests power with respect to stock issuance solely in a corporation's board of directors. *See* footnote 36, *supra*.

requirement could reach even those rights to buy stock that are issued in order to raise needed capital for the Company. Far from merely limiting the Board's maneuvering authority in the context of a takeover offer, the Proponent's bylaw could impose significant restraints on the Board's ability to raise money through a rights offering.[40] Yet, this is precisely the type of judgment that the Supreme Court of Delaware has recognized must be made by the Board. *See Alteon, supra.*

V. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part IV herein, it is also our opinion that the Proposal is not a proper subject for stockholder action under Delaware law.

VI. Conclusion.

Perhaps the most troubling aspect of the Proposal is that it is wholly unnecessary. The Board currently does not have a stockholder rights plan in place. The Company also does not have a classified board of directors. If the Board adopted a rights plan to block a determined acquiror, the stockholders could unseat all of the incumbents at a single annual meeting if they

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40 The bylaw proposal at issue in *Bebchuk v. CA, Inc.* included a similarly broad definition of a stockholder rights plan, but the Court did not focus on the implications of such broad definition presumably because the validity of the bylaw was not ripe for determination and because the Court limited its comments to the other potential problems with the validity of the bylaw at issue in that case. Indeed, in a prior opinion we delivered to the Company, we did not discuss a similarly broad definition of "stockholder rights plan" that appeared in another proposal submitted and later withdrawn by the Proponent because we devoted our opinion to the numerous other flaws in that proposal. *See* Opinion of Morris, Nichols, Arsht & Tunnell LLP dated January 11, 2007 (discussing a proposed bylaw that would have impermissibly altered the Company's director compensation structure if the Board adopted a stockholder rights plan).

wished to remove the impediment to the acquisition. Thus, the annual election process already offers a check on the Board's power to maintain a rights plan.

At most, the Proposal would have some marginal effect if the Board decided to adopt a rights plan simply to have it in place to deter some as-yet-unknown acquiror. In such circumstances, the Proponent would have the Board march through an annual ritual of deciding whether to continue the plan. This annual ritual would, however, also be unnecessary, since the Board owes the stockholders a fiduciary duty to terminate a rights plan *at any time* if the directors believe the plan is harming the stockholders.

The Proponent might respond by noting that his Proposal is only a minor nuisance to the Company because it merely imposes this annual requirement and because (whether intentionally or not) the Proponent left a loophole in his Proposal that would allow a simple majority of the Board to repeal it. Yet, the Proposal would have real consequences if adopted. The Board would have to choose between managing the Company within the confines of the Proponent's loosely drafted, and (in our opinion) invalid bylaw and risking potential litigation from the Proponent (or some other party) if the Board attempted to repeal the bylaw. The Board should not be placed in this position merely because the Proponent wishes to use Rule 14a-8 as a means of pursuing his academic interests in limiting the use by corporate boards of stockholder rights plans. In all events, the Proponent's scholastic exercise to test the boundaries of Delaware law will, if implemented, take the Company well outside those boundaries. The Proposal contradicts the express provisions of the Charter and the DGCL and is therefore invalid, and the bylaw does not become valid simply because the Board can eliminate it or because the Proponent might characterize his Proposal as only a minor nuisance for the Company.

* * *

For the foregoing reasons, it is our opinion that (i) the Proponent misstates, in his Supporting Statement, what the effect of his Proposal would be if the stockholders adopted it, (ii) the Proposal, if implemented, would cause the Company to violate Delaware law and (iii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

1343869.16

Exhibit C

Certificate of Incorporation of Northrop Grumman Corporation.

RESTATED CERTIFICATE OF INCORPORATION

OF

NORTHROP GRUMMAN CORPORATION

(Originally incorporated on January 16, 2001
under the name NNG, Inc.)

FIRST: The name of the corporation is Northrop Grumman Corporation (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name and address of the Corporation's registered agent in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware.

FOURTH: 1. The total number of shares of stock which the Corporation shall have authority to issue is Eight Hundred Ten Million (810,000,000), consisting of Eight Hundred Million (800,000,000) shares of Common Stock, par value One Dollar ($1.00) per share (the "Common Stock"), and Ten Million (10,000,000) shares of Preferred Stock, par value One Dollar ($1.00) per share (the "Preferred Stock").

2. Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by resolution of the Board of Directors of the Corporation (the "Board of Directors") prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution providing for the issuance of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware. The Board of Directors is further authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any class or series subsequent to the issuance of shares of that class or series.

Pursuant to the authority conferred by this Article Fourth, the following series of Preferred Stock has been designated, such series consisting of such number of shares, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions therefor as are stated and expressed in the exhibit with respect to such series attached hereto as specified below and incorporated herein by reference:

Exhibit 1: Series B Convertible Preferred Stock

FIFTH: In furtherance and not in limitation of the powers conferred by statute and subject to Article Sixth hereof, the Board of Directors is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation (the "Bylaws").

SIXTH: Notwithstanding Article Fifth hereof, the Bylaws may be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than a majority of the voting power of all outstanding shares of capital stock entitled to vote thereon, voting as a single class, and by the holders of any one or more classes or series of capital stock entitled to vote thereon as a separate class pursuant to one or more resolutions adopted by the Board of Directors in accordance with Section 2 of Article Fourth hereof.

SEVENTH: The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as may otherwise be provided pursuant to Section 2 of Article Fourth hereof in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, the exact number of directors of the Corporation shall be determined from time to time by a Bylaw or amendment thereto.

EIGHTH: Until the 2008 annual meeting of stockholders, the Board of Directors shall be and is divided into three classes, Class I, Class II and Class III. The number of authorized directors in each class shall be the whole number contained in the quotient obtained by dividing the authorized number of directors by three. If a fraction is also contained in such quotient, then additional directors shall be apportioned as follows: if such fraction is one-third, the additional director shall be a member of Class I; and if such fraction is two-thirds, one of the additional directors shall be a member of Class I and the other shall be a member of Class II. The directors elected to Class III in 2003 shall serve for a term ending on the date of the annual meeting held in calendar year 2006, the directors elected to Class I in 2004 shall serve for a term ending on the date of the annual meeting held in calendar year 2007 and the directors elected to Class II in 2005 shall serve for a term ending on the date of the annual meeting held in calendar year 2008. The term of each director elected after the 2005 annual meeting shall end at the first annual meeting following his or her election. Commencing with the annual meeting in 2008, the classification of the Board of Directors shall terminate, and all directors shall be of one class and shall serve for a term ending at the annual meeting following the annual meeting at which the director was elected.

Notwithstanding the foregoing provisions of this Article Eighth: each director shall serve until his successor is elected and qualified or until his death, resignation or removal; no decrease in the authorized number of directors shall shorten the term of any incumbent director, and additional directors, elected pursuant to Section 2 of Article Fourth hereof in connection with rights to elect such additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board of Directors establishing such class or series.

NINTH: Except as may otherwise be provided pursuant to Section 2 of Article Fourth hereof in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board of Directors resulting from death, resignation, removal or other causes, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for a term that shall end at the first annual meeting following his or her election and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

TENTH: Any director serving during his or her three-year term of office pursuant to the classification of the Board of Directors provided for in Article Eighth shall be removed only for cause.

ELEVENTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual meeting or at a special meeting of stockholders of the Corporation, unless the Board of Directors authorizes such action to be taken by the written consent of the holders of outstanding shares of capital stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and this Restated Certificate of Incorporation have been satisfied.

TWELFTH: Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

THIRTEENTH: Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

FOURTEENTH: The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, and all rights conferred on stockholders herein are granted subject to this reservation.

FIFTEENTH: A director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or to its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives any improper personal benefit. If, after approval of this Article by the stockholders of the Corporation, the General Corporation Law of the State of Delaware is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

Any repeal or modification of this Article by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation which restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized officer as of May 18, 2006.

NORTHROP GRUMMAN CORPORATION

By:

John H. Mullan
Corporate Vice President and Secretary

EXHIBIT 1

SERIES B CONVERTIBLE PREFERRED STOCK

Section 1. *Designation and Amount.* The shares of such series shall be designated as the "Series B Convertible Preferred Stock" (the "Series B Convertible Preferred Stock") and the number of shares constituting such series shall be 3,500,000.

Section 2. *Dividends.* The holders of shares of Series B Convertible Preferred Stock shall be entitled to receive cumulative cash dividends when, as and if declared by the Board of Directors out of any funds legally available therefor, at the rate per year herein specified, payable quarterly at the rate of one-fourth of such amount on the fifteenth day (or, if such day is not a business day, on the first business day thereafter) of January, April, July and October in each year. The rate of dividends shall initially be $7.00 per year per share. Thereafter, the rate of dividends shall be increased to $9.00 per share per year after the October 2001 dividend payment date if the stockholders of the Corporation shall not have, prior to that time, approved the issuance of all Common Stock issuable upon conversion of the Series B Convertible Preferred Stock. The rate of dividends shall be decreased to $7.00 per share after the first quarterly dividend payment date after Stockholder Approval is obtained. Cash dividends upon the Series B Convertible Preferred Stock shall commence to accrue and shall be cumulative from the date of issuance.

If the dividend for any dividend period shall not have been paid or set apart in full for the Series B Convertible Preferred Stock, the deficiency shall be fully paid or set apart for payment before (i) any distributions or dividends, other than distributions or dividends paid in stock ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, shall be paid upon or set apart for Common Stock or stock of any other class or series of Preferred Stock ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation; and (ii) any Common Stock or shares of Preferred Stock of any class or series ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation shall be redeemed, repurchased or otherwise acquired for any consideration other than stock ranking junior to the Series B Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation. No distribution or dividend shall be paid upon, or declared and set apart for, any shares of Preferred Stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation for any dividend period unless at the same time a like proportionate distribution or dividend for the same or similar dividend period, ratably in proportion to the respective annual dividends fixed therefor, shall be paid upon or declared and set apart for all shares of Preferred Stock of all series so ranking then outstanding and entitled to receive such dividend.

Section 3. *Voting Rights.* Except as provided herein or as may otherwise be required by law, the holders of shares of Series B Convertible Preferred Stock shall not be entitled to any voting rights as stockholders with respect to such shares.

(a) So long as any shares of Series B Convertible Preferred Stock shall be outstanding, the Corporation shall not, without the affirmative vote of the holders of at least two-thirds of the aggregate number of shares of Series B Convertible Preferred Stock at the time outstanding, by an amendment to the Restated Certificate of Incorporation, by merger or consolidation, or in any other manner:

(i) authorize any class or series of stock ranking prior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation;

(ii) alter or change the preferences, special rights, or powers given to the Series B Convertible Preferred Stock so as to affect such class of stock adversely, but nothing in this clause (ii) shall require such a class vote (x) in connection with any increase in the total number of authorized shares of Common Stock or Preferred Stock; (y) in connection with the authorization or increase in the total number of authorized shares of any class of stock ranking on a parity with the Series B Convertible Preferred Stock; or (z) in connection with the fixing of any of the particulars of shares of any other series of Preferred Stock ranking on a parity with the Series B Convertible Preferred Stock that may be fixed by the Board of Directors as provided in Article FOURTH of the Certificate of Incorporation; or

(iii) directly or indirectly purchase or redeem less than all of the Series B Convertible Preferred Stock at the time outstanding unless the full dividends to which all shares of the Series B Convertible Preferred Stock then outstanding shall then be entitled shall have been paid or declared and a sum sufficient for the payment thereof set apart.

(b) If and whenever accrued dividends on the Series B Convertible Preferred Stock shall not have been paid or declared and a sum sufficient for the payment thereof set aside for six quarterly dividend periods (whether or not consecutive), then and in such event, the holders of the Series B Convertible Preferred Stock, voting separately as a class, shall be entitled to elect two directors at any annual meeting of the stockholders or any special meeting held in place thereof, or at a special meeting of the holders of the Series B Convertible Preferred Stock called as hereinafter provided. Such right of the holders of the Series B Convertible Preferred Stock to elect two directors may be exercised until the dividends in default on the Series B Convertible Preferred Stock shall have been paid in full or funds sufficient therefor set aside; and when so paid or provided for, then the right of the holders of the Series B Convertible Preferred Stock to elect such number of directors shall cease, but subject always to the same provisions for the vesting of such voting rights in the case of any such future default or defaults. At any time after such voting power shall have so vested in the holders of the Series B Convertible Preferred Stock, the Secretary of the Corporation may, and upon the written request of the holders of record of ten percent (10%) or more in amount of the Series B Convertible Preferred Stock then outstanding addressed to him at the principal executive office of the Corporation shall, call a special meeting of the holders of the Series B Convertible Preferred Stock for the election of the directors to be elected by them as hereinafter provided, to be held within sixty (60) days after delivery of such request and at the place and upon the notice provided by law and in the bylaws of the Corporation for the holding of meetings of stockholders; provided, however, that the Secretary shall not be required to call such special meeting in the case of any such request received less than ninety (90) days before the date fixed for the next ensuing annual meeting of stockholders. If at any such annual or special meeting or any adjournment thereof the holders of at least a majority of the Series B Convertible Preferred Stock then outstanding and entitled to vote thereat shall be present or represented by proxy, then, by vote of the holders of at least a majority of the Series B Convertible Preferred Stock present or so represented at such meeting, the then authorized number of directors of the Corporation shall be increased by two, and the holders of the Series B Convertible Preferred Stock shall be entitled to elect the additional directors so provided for. The directors so elected shall serve until the next annual meeting or until their respective successors shall be elected and shall qualify; provided, however, that whenever the holders of the Series B Convertible Preferred Stock shall be divested of voting power as above provided, the terms of office of all persons elected as directors by the holders of the Series B Convertible Preferred Stock as a class shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly.

(c) If, during any interval between any special meeting of the holders of the Series B Convertible Preferred Stock for the election of directors to be elected by them as provided in this Section 3 and the next ensuing annual meeting of stockholders, or between annual meetings of stockholders for the election of directors, and while the holders of the Series B Convertible Preferred Stock shall be entitled to elect two directors, the number of directors who have been elected by the holders of the Series B Convertible Preferred Stock shall, by reason of resignation, death, or removal, be less than the total number of directors subject to election by the holders of the Series B Convertible Preferred Stock, (i) the vacancy or vacancies in the directors elected by the holders of the Series B Convertible Preferred Stock shall be filled by the remaining director then in office, if any, who was elected by the holders of the Series B Convertible Preferred Stock, although less than a quorum, and (ii) if not so filled within sixty (60) days after the creation thereof, the Secretary of the Corporation shall call a special meeting of the holders of the Series B Convertible Preferred Stock and such vacancy or vacancies shall be filled at such special meeting. Any director elected to fill any such vacancy by the remaining director then in office may be removed from office by vote of the holders of a majority of the shares of the Series B Convertible Preferred Stock. A special meeting of the holders of the Series B Convertible Preferred Stock may be called by a majority vote of the Board of Directors for the purpose of removing such director. The Secretary of the Corporation shall, in any event, within ten (10) days after delivery to the Corporation at its principal office of a request to such effect signed by the holders of at least ten percent (10%) of the outstanding shares of the Series B Convertible Preferred Stock, call a special meeting for such purpose to be held within sixty (60) days after delivery of such request; provided, however, that the Secretary shall not be required to call such a special meeting in the case of any such request received less than ninety (90) days before the date fixed for the next ensuing annual meeting of stockholders.

Section 4. *Redemption.*

(a) Shares of Series B Convertible Preferred Stock shall not be redeemable except as follows:

(i) All, but not less than all, of the shares of Series B Convertible Preferred Stock shall be redeemed for cash in an amount equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued to such holders if all shares of Series B Convertible Preferred Stock were converted into Common Stock on the Redemption Date pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all dividends with respect to such shares, whether or not declared, accrued and unpaid as of the Redemption Date, as defined below, on the first day after the twentieth anniversary of the initial issuance of the Series B Convertible Preferred Stock.

(ii) All, but not less than all, of the shares of Series B Convertible Preferred Stock may be redeemed at the option of the Corporation at any time after the seventh anniversary of the initial issuance of the Series B Convertible Preferred Stock. Any redemption pursuant to this clause (ii) shall be solely for Common Stock of the Corporation and at the Redemption Date each holder of shares of Series B Convertible Preferred Stock shall be entitled to receive, in exchange and upon surrender of the certificate therefor, that number of fully paid and nonassessable shares of Common Stock determined by dividing (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued if all shares of Series B Convertible Preferred Stock were converted into Common Stock pursuant to Section 8 on the Redemption Date; or (Y) if after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared thereon to the Redemption Date, by (Z) the Current Market Price of the Common Stock as of the Redemption Date; provided, however, that if prior to the Redemption Date there shall have occurred a Transaction, as defined in Section 8(b)(iii), the consideration deliverable in any such exchange shall be the Alternate Consideration as provided in Section 12.

(b) Notice of every mandatory or optional redemption shall be mailed at least thirty (30) days but not more than fifty (50) days prior to the Redemption Date to the holders of record of the shares of Series B Convertible Preferred Stock so to be redeemed at their respective addresses as they appear upon the books of the Corporation. Each such notice shall specify the date on which such redemption shall be effective (the "Redemption Date"), the redemption price or manner of calculating the redemption price and the place where certificates for the Series B Convertible Preferred Stock are to be surrendered for cancellation.

(c) On the date that redemption is being made pursuant to paragraph (a) of this Section 4, the Corporation shall deposit for the benefit of the holders of shares of Series B Convertible Preferred Stock the funds, or stock certificates for Common Stock, necessary for such redemption with a bank or trust company in the Borough of Manhattan, the City of New York, having a capital and surplus of at least $1,000,000,000. Dividends paid on Common Stock held for the benefit of the holders of shares of Series B Convertible Preferred Stock hereunder shall be held for the benefit of such holders and paid over, without interest, on surrender of certificates for the Series B Convertible Preferred Stock. Any monies or stock certificates so deposited by the Corporation and unclaimed at the end of one year from the Redemption Date shall revert to the Corporation. After such reversion, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts or deliver such stock certificates and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof and any holder of shares of Series B Convertible Preferred Stock shall look only to the Corporation for the payment of the redemption price. Any interest accrued on funds deposited pursuant to this paragraph (c) shall be paid from time to time to the Corporation for its own account.

(d) Upon the deposit of funds or certificates for Common Stock pursuant to paragraph (c) in respect of shares of Series B Convertible Preferred Stock being redeemed pursuant to paragraph (a) of this Section 4, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, the shares represented thereby shall on and after the Redemption Date no longer be deemed outstanding, and all rights of the holders of shares of Series B Convertible Preferred Stock shall cease and terminate, excepting only the right to receive the redemption price therefor. Nothing in this Section 4 shall limit the right of a holder to convert shares of Series B Convertible Preferred Stock pursuant to Section 8 at any time prior to the Redemption Date, even if such shares have been called for redemption pursuant to Section 4(a).

(e) In connection with any redemption pursuant to clause (ii) of paragraph (a) of this Section 4, no fraction of a share of common stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Redemption Date.

Section 5. *Fundamental Change in Control.*

(a) Not later than 10 business days following a Fundamental Change in Control, as defined below, the Corporation shall mail notice to the holders of Series B Convertible Preferred Stock stating that a Fundamental Change in Control has occurred and advising such holders of their right to exchange (the "Exchange Right") any and all shares of Series B Convertible Preferred Stock for shares of Common Stock as provided herein; provided, however, that if prior to the Exchange Date (as defined below) there shall have occurred a Transaction, as defined in Section 8(b)(iii), the consideration deliverable in any such exchange shall be the Alternate Consideration as provided in Section 12. Such notice shall state: (i) the date on which such exchanges shall be effective (the "Exchange Date"), which shall be the 21st business day from the date of giving such notice; (ii) the number of shares of Common Stock (or Alternate Consideration) for which each share of Series B Convertible Preferred Stock may be exchanged; and (iii) the method by which each holder may give notice of its exercise of the Exchange Right; and (iv) the method and place for delivery of certificates for Series B Convertible Preferred Stock in connection with exchanges pursuant hereto. For a period of twenty (20) business days following the notice provided herein, each holder of Series B Convertible Preferred Stock may exercise the Exchange Right as provided herein.

(b) Pursuant to the Exchange Right, each share of Series B Convertible Preferred Stock shall be exchanged for that number of shares of Common Stock determined by dividing an amount equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all dividends accrued and unpaid with respect to such share as of the Exchange Date, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued if such share of Series B Convertible Preferred Stock were converted into Common Stock pursuant to Section 8 on the Exchange Date; or (Y) if after Stockholder Approval, the Liquidation Value plus all dividends accrued and unpaid with respect to such share as of the Exchange Date, whether or not declared, in each case by the Current Market Price per share of Common Stock as of the Exchange Date.

(c) The holder of any share of Series B Convertible Preferred Stock may exercise the Exchange Right by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Convertible Preferred Stock to be exchanged accompanied by a written notice stating that such holder elects to exercise the Exchange Right as to all or a specified number of such shares in accordance with this Section 5 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to which such holder is entitled to be issued and such other customary documents as are necessary to effect the exchange. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance in such name or names of shares of Common Stock to which such holder has become entitled. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock to which such holder has become entitled on exchange of shares of Series B Convertible Preferred Stock pursuant hereto. As promptly as practicable, and in any event within five (5) business days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock to which the holder of shares of Series B Convertible Preferred Stock so exchanged shall be entitled.

(d) From and after the Exchange Date, a holder of shares of Series B Convertible Preferred Stock who has elected to exchange such shares for Common Stock as herein provided shall have no voting or other rights with respect to the shares of Series B Convertible Preferred Stock subject thereto, other than the right to receive the Common Stock provided herein upon delivery of the certificate or certificates evidencing shares of Series B Convertible Preferred Stock.

(e) In connection with the exchange of any shares of Series B Convertible Preferred Stock, no fraction of a share of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Exchange Date.

(f) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of the Exchange Rights provided herein, such number of shares of Common Stock as shall from time to time be sufficient to effect the exchange provided herein. The Corporation shall from time to time, in accordance with the laws of Delaware, increase the authorized amount of Common Stock if at any time the number of authorized shares of Common Stock remaining unissued shall not be sufficient to permit the exchange of all then outstanding shares of Series B Convertible Preferred Stock.

(g) As used herein, the term "Fundamental Change in Control" shall mean any merger, consolidation, sale of all or substantially all of the Corporation's assets, liquidation or recapitalization (other than solely a change in the par value of equity securities) of the Common Stock in which more than one-third of the previously outstanding Common Stock shall be changed into or exchanged for cash, property or securities other than capital stock of the Corporation or another corporation ("Non Stock Consideration"). For purposes of the preceding sentence, any transaction in which shares of Common Stock shall be changed into or exchanged for a combination of Non Stock Consideration and capital stock of the

Corporation or another corporation shall be deemed to have involved the exchange of a number of shares of Common Stock for Non Stock Consideration equal to the total number of shares exchanged multiplied by a fraction in which the numerator is the Fair Market Value of the Non Stock Consideration and the denominator is the Fair Market Value of the total consideration in such exchange, each as determined by a resolution of the Board of Directors of the Corporation.

Section 6. *Reacquired Shares.* Any shares of Series B Convertible Preferred Stock converted, redeemed, exchanged, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation, and upon the filing of an appropriate certificate with the Secretary of State of the State of Delaware, become authorized but unissued shares of Preferred Stock, par value $1.00 per share, of the Corporation and may be reissued as part of another series of Preferred Stock, par value $1.00 per share, of the Corporation subject to the conditions or restrictions on issuance set forth herein.

Section 7. *Liquidation, Dissolution or Winding Up.*

(a) Except as provided in paragraph (b) of this Section 7, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of capital stock of the Corporation ranking junior as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation to the Series B Convertible Preferred Stock unless, prior thereto, the holders of shares of Series B Convertible Preferred Stock shall have received (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the amount which would be distributed to such holders if all shares of Series B Convertible Preferred Stock had been converted into Common Stock pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared or (ii) to the holders of shares of capital stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, except distributions made ratably on the Series B Convertible Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. The Liquidation Value shall be $100.00 per share.

(b) If the Corporation shall commence a voluntary case under the Federal bankruptcy laws or any other applicable Federal or State bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or State bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and on account of any such event the Corporation shall liquidate, dissolve or wind up, no distribution shall be made (i) to the holders of shares of capital stock of the Corporation ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation unless, prior thereto, the holders of shares of Series B Convertible Preferred Stock shall have received (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the amount which would be distributed to such holders if all shares of Series B Convertible Preferred Stock had been converted into Common Stock pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, or (ii) to the holders of shares of capital stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, except distributions made ratably on the Series B Convertible Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

(c) Neither the consolidation, merger or other business combination of the Corporation with or into any other Person or Persons nor the sale of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 7.

Section 8. *Conversion.* Subject to the condition that the Stockholder Approval shall first have been obtained, each share of Series B Convertible Preferred Stock shall be convertible, at any time, at the option of the holder thereof into the right to receive shares of Common Stock, on the terms and conditions set forth in this Section 8.

(a) Subject to the provisions for adjustment hereinafter set forth, each share of Series B Convertible Preferred Stock shall be converted into the right to receive a number of fully paid and nonassessable shares of Common Stock, which shall be equal to the Liquidation Value divided by the Conversion Price, as herein defined. Initially the Conversion Price shall be 127% of $86.42. The Conversion Price shall be subject to adjustment as provided in this Section 8.

(b) The Conversion Price shall be subject to adjustment from time to time as follows:

(i) In case the Corporation shall at any time or from time to time declare a dividend, or make a distribution, on the outstanding shares of Common Stock in shares of Common Stock or subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares or combine or reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock, or shall declare, order, pay or make a dividend or other distribution on any other class or series of capital stock, which dividend or distribution includes Common Stock then, and in each such case, the Conversion Price shall be adjusted to equal the number determined by multiplying (A) the Conversion Price immediately prior to such adjustment by (B) a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after such dividend, distribution, subdivision or reclassification, and the numerator of which shall be the number of shares of Common Stock outstanding immediately before such dividend, distribution, subdivision or reclassification. An adjustment made pursuant to this clause (i) shall become effective (A) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (B) in the case of any such subdivision, reclassification or combination, at the close of business on the day upon which such corporate action becomes effective.

(ii) In case the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock, evidences of indebtedness or other securities, cash or other property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of distribution, dividend or spinoff, but excluding regular ordinary cash dividends as may be declared from time to time by the Corporation) on its Common Stock, other than a distribution or dividend of shares of Common Stock that is referred to in clause (i) of this paragraph (b), then, and in each such case, the Conversion Price shall be adjusted to equal the number determined by multiplying (A) the Conversion Price immediately prior to the record date fixed for the determination of stockholders entitled to receive such dividend or distribution by (B) a fraction, the denominator of which shall be the Current Market Price per share of Common Stock on the last Trading Day on which purchasers of Common Stock in regular way trading would be entitled to receive such dividend or distribution and the numerator of which shall be the Current Market Price per share of Common Stock on the first Trading Day on which purchasers of Common Stock in regular way trading would not be entitled to receive such dividend or distribution (the "Ex-dividend Date"); provided that the fraction determined by the foregoing clause (B) shall not be greater than 1. An adjustment made pursuant to this clause (ii) shall be effective at the close of business on the Ex-dividend Date. If the Corporation completes a tender offer or otherwise repurchases shares of Common Stock in a single transaction or a related series of transactions, provided such tender offer or offer to repurchase is open to all or substantially all holders of Common Stock (not including open market or other selective repurchase programs), the Conversion Price shall be adjusted as though (A) the Corporation had effected a reverse split of the Common Stock to reduce the number of shares of Common Stock outstanding from (x) the number outstanding immediately prior to the completion of the tender offer or the first repurchase for which the adjustment is being made to (y) the number outstanding immediately after the completion of the tender offer or the last repurchase for which the adjustment is being made and (B) the Corporation had paid a dividend on the Common Stock outstanding immediately after completion of the tender offer or the last repurchase for which the adjustment is being made in an aggregate amount equal to the aggregate consideration paid by the Corporation pursuant to the tender offer or the repurchases for which the adjustment is being made (the "Aggregate Consideration"); provided that in no event shall the Conversion Price be increased as a result of the foregoing adjustment. In applying the first two sentences of this Section 8(b)(ii) to the event described in clause (B) of the preceding sentence, the Current Market Price of the Common Stock on the date immediately following the closing of any such tender offer or on the date of the last repurchase shall be taken as the value of the Common Stock on the Ex-dividend Date, and the value of the Common Stock on the day preceding the Ex-dividend Date shall be assumed to be equal to the sum of (x) the value on the Ex-dividend Date and (y) the per share amount of the dividend described in such clause (B) computed by dividing the Aggregate Consideration by the number of shares of Common Stock outstanding after the completion of such tender offer or repurchase. In the event that any of the consideration paid by the Corporation in any tender offer or repurchase to which this Section 8(b)(ii) applies is in a form other than cash, the value of such consideration shall be determined by an independent investment banking firm of nationally recognized standing to be selected by the Board of Directors of the Corporation.

(iii) In case at any time the Corporation shall be a party to any transaction (including, without limitation, a merger, consolidation, sale of all or substantially all of the Corporation's assets, liquidation or recapitalization (other than solely a change in the par value of equity securities) of the Common Stock and excluding any transaction to which clause (i) or (ii) of this paragraph (b) applies) in which the previously outstanding Common Stock shall be changed into or exchanged for different securities of the Corporation or common stock or other securities of another corporation or interests in a noncorporate entity or other property (including cash) or any combination of any of the foregoing (each such transaction being herein called the "Transaction"), then each share of Series B Convertible Preferred Stock then outstanding shall thereafter be convertible into, in lieu of the Common Stock issuable upon such conversion prior to consummation of such Transaction, the kind and amount of shares of stock and other securities and property receivable (including cash) upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which one share of Series B Convertible Preferred Stock would have been convertible (without giving effect to any restriction on convertibility) immediately prior to such Transaction including, on a pro rata basis, the cash, securities or property received by holders of Common Stock in any such transaction. The Corporation shall not be a party to a Transaction that does not expressly contemplate and provide for the foregoing.

(iv) If any event occurs as to which the foregoing provisions of this Section 8(b) are not strictly applicable but the failure to make any adjustment to the Conversion Price or other conversion mechanics would not fully and equitably protect the conversion rights of the Series B Preferred Stock in accordance with the essential intent and principles of such provisions, then in each such case the Board of Directors of the Corporation shall make such appropriate adjustments to the Conversion Price or other conversion mechanics (on a basis consistent with the essential intent and principles established in this Section 8) as may be necessary to fully and equitably preserve, without dilution or diminution, the conversion rights of the Series B Convertible Preferred Stock.

(c) If any adjustment required pursuant to this Section 8 would result in an increase or decrease of less than 1% in the Conversion Price, the amount of any such adjustment shall be carried forward and adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment, which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least 1% of the Conversion Price.

(d) The Board of Directors may at its option increase the number of shares of Common Stock into which each share of Series B Convertible Preferred Stock may be converted, in addition to the adjustments required by this Section 8, as shall be determined by it (as evidenced by a resolution of the Board of Directors) to be advisable in order to avoid or diminish any income deemed to be received by any holder for federal income tax purposes of shares of Common Stock or Series B Convertible Preferred Stock resulting from any events or occurrences giving rise to adjustments pursuant to this Section 8 or from any other similar event.

(e) The holder of any shares of Series B Convertible Preferred Stock may exercise his right to receive in respect of such shares the shares of Common Stock or other property or securities, as the case may be, to which such holder is entitled by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Convertible Preferred Stock to be converted, accompanied by a written notice stating that such holder elects to convert all or a specified number of such shares in accordance with this Section 8 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock or other property or securities, as the case may be, to which such holder is entitled to be issued and such other customary documents as are necessary to effect the conversion. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance in such name or names of shares of Common Stock or other property or securities, as the case may be, to which such holder has become entitled. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock or such other property or securities, as the case may be, to which such holder has become entitled on conversion of Series B Convertible Preferred Stock pursuant hereto. As promptly as practicable, and in any event within five (5) business days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable full shares of Common Stock to which the holder of shares of Series B Convertible Preferred Stock so converted shall be entitled or such other property or assets, as the case may be, to which such holder has become entitled. The date upon which a holder delivers to the Corporation a notice of conversion and the accompanying documents referred to above is referred to herein as the "Conversion Date."

(f) From and after the Conversion Date, a holder of shares of Series B Convertible Preferred Stock shall have no voting or other rights with respect to the shares of Series B Convertible Stock subject thereto, other than the right to receive upon delivery of the certificate or certificates evidencing shares of Series B Convertible Preferred Stock as provided by paragraph 8(e), the securities or property described in this Section 8.

(g) In connection with the conversion of any shares of Series B Convertible Preferred Stock, no fraction of a share of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the day on which such shares of Series B Convertible Preferred Stock are deemed to have been converted.

(h) Upon conversion of any shares of Series B Convertible Preferred Stock, if there are any accrued but unpaid dividends thereon, the Corporation shall, at its option, either pay the same in cash or deliver to the holder an additional number of fully paid and nonassessable shares of Common Stock determined by dividing the amount of such accrued and unpaid dividends by the Conversion Price.

(i) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series

B Convertible Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Series B Convertible Preferred Stock. The Corporation shall from time to time, in accordance with the laws of Delaware, increase the authorized amount of Common Stock if at any time the number of authorized shares of Common Stock remaining unissued shall not be sufficient to permit the conversion at such time of all then outstanding shares of Series B Convertible Preferred Stock.

Section 9. *Reports as to Adjustments.* Whenever the Conversion Price is adjusted as provided in Section 8 hereof, the Corporation shall (i) promptly place on file at its principal office and at the office of each transfer agent for the Series B Convertible Preferred Stock, if any, a statement, signed by an officer of the Corporation, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the new Conversion Price, and (ii) promptly mail to the holders of record of the outstanding shares of Series B Convertible Preferred Stock at their respective addresses as the same shall appear in the Corporation's stock records a notice stating that the number of shares of Common Stock into which the shares of Series B Convertible Preferred Stock are convertible has been adjusted and setting forth the new Conversion Price (or describing the new stock, securities, cash or other property) as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof, and when such adjustment became effective.

Section 10. *Definitions.* For the purposes of the Certificate of Designations, Preferences and Rights of Series B Convertible Redeemable Preferred Stock which embodies this resolution:

"Current Market Price" per share of Common Stock on any date for all purposes of Section 8 shall be deemed to be the closing price per share of Common Stock on the date specified. For all other purposes hereunder, "Current Market Price" on any date shall be deemed to be the average of the closing prices per share of Common Stock for the five (5) consecutive trading days ending two trading days prior to such date. The closing price for each day shall be the last sale price, regular way or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Common Stock is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors. If the Common Stock is not publicly held or so listed or publicly traded, "Current Market Price" shall mean the Fair Market Value per share as determined in good faith by the Board of Directors of the Corporation.

"Fair Market Value" means the amount which a willing buyer would pay a willing seller in an arm's-length transaction as determined in good faith by the Board of Directors of the Corporation, unless otherwise provided herein.

"Person" means any individual, firm, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

"Trading Day" means a day on which the principal national securities exchange on which the Common Stock is listed or admitted to trading is open for the transaction of business or, if the Common Stock is not listed or admitted to trading on any national securities exchange, any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Section 11. *Rank.* The Series B Convertible Preferred Stock shall, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, rank (i) prior to the Common Stock of the Corporation and any class or series of Preferred Stock which provides by its terms that it is to rank junior to the Series B Preferred Stock and (ii) on a parity with each other class or series of Preferred Stock of the Corporation.

Section 12. *Alternate Consideration.* For purposes of determining the consideration payable upon exercise of the optional redemption provided in Section 4(a)(ii) and upon the exercise of the Exchange Right provided in Section 5, if there shall have occurred a Transaction, as defined in Section 8(b)(iii), the Common Stock that would otherwise have been issued to a holder of Series B Convertible Preferred Stock for each share of Series B Convertible Preferred Stock pursuant to Section 4(a)(ii) or Section 5, as applicable, shall be deemed to instead be the kind and amount of shares of stock or other securities and property receivable (including cash) upon consummation of such Transaction (the "Alternate Consideration") in respect of the Common Stock that would result in the Fair Market Value of such Alternate Consideration, measured as of the Redemption Date or Exchange Date, as applicable, being equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all dividends accrued and unpaid with respect to such share of Series B Convertible Preferred Stock, whether or not declared, measured as of the Redemption Date or the Exchange Date, as applicable, and (b) the Fair Market Value of the kind and amount of shares of stock and other securities and property receivable (including cash) pursuant to Section 8(b)(iii) which would have been issued if such share of Series B Convertible Preferred Stock had been converted pursuant to Section 8 immediately prior to the consummation of the Transaction; or (Y) if after Stockholder Approval, the Liquidation Value plus all dividends accrued and unpaid with respect to such share of Series B Convertible Preferred Stock, whether or not declared, measured as of the Redemption Date or Exchange Date, as applicable. In the event the subject Transaction provides for an election of the consideration to be received in respect of the Common Stock, then each holder of Series B Convertible Preferred Stock shall be entitled to make a similar election with respect to the Alternate Consideration to be received by it under Section 4(a)(ii) or Section 5, as applicable. Any determination of the Fair Market Value of any Alternate Consideration (other than cash) shall be determined by an independent investment banking firm of nationally recognized standing selected by the Board of Directors of the Corporation. The Fair Market Value of any Alternate Consideration that is listed on any national securities exchange or traded on the NASDAQ National Market shall be deemed to be the Current Market Price of such Alternate Consideration.

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

February 6, 2008

VIA OVERNIGHT MAIL AND FACSIMILE
Securites and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: **Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Northrop Grumman Corporation's 2007 Proxy Statement**

Ladies and Gentlemen,

This letter is submitted on behalf of our client, Lucian Bebchuk ("Bebchuk") in connection with the shareholder proposal which Bebchuk submitted to Northrop Grumman Corporation ("Northrop" or the Company") for inclusion in the Company's 2008 Proxy Statement (the "Proposal").

We have received a letter dated January 17, 2008 from Northrop Grumman to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") requesting the Staff's concurrence that it will not commence enforcement if the Company excludes the Proposal from its 2008 Proxy Statement (the "No-Action Request"). Please be advised that we intend to submit a response to the No-Action Request, which we will provide to the Commission no later than Friday, February 15, 2008.

Please contact me in the event that you require our response before the above-specified date or if the proposed timing of our response is otherwise unacceptable.

Sincerely,

Michael J. Barry

cc: Stephen D. Yslas (via fax)

Corporate Vice President, Secretary and
Deputy General Counsel

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone: 310-201-1830

February 14, 2008

VIA FACSIMILE
(202) 772-9201

Mr. Wil Hines
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Northrop Grumman Corporation's 2008 Proxy Statement

Dear Mr. Hines:

Attached is a letter received today from Lucian Bebchuk stating that he is withdrawing his shareholder proposal for inclusion in Northrop Grumman Corporation's 2008 Proxy Statement. Therefore, Northrop Grumman withdraws its request to the Securities and Exchange Commission for a No-Action Letter.

Sincerely yours,

Stephen D. Yslas

Enclosure

cc: Lucian Bebchuk
Fax: (617) 812-0554

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

February 14, 2008

VIA FACSIMILE
Stephen D. Yslas
Corporate Vice President, Secretary and General
Northrop Grumman Corporation
1840 Century Par . East
Los Angeles, California, CA 90067

Re: Shareholder Proposal of Lucian Bebchuk

Dear Stephen D. Yslas,

This is to inform you that I am withdrawing my proposal submitted to Northrop Grumman Corp. the "Company") on November 29, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

[signature]

Lucian Bebchuk

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302 622 7000 • Fax: 302 622 7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202 783 6091 • Fax: 202 350 5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

February 14, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Northrop Grumman Corporation's 2008 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to Northrop Grumman Corporation ("Northrop" or the "Company") on November 29, 2008, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing Norhtrop is attached as Exhibit B.

Sincerely,

Michael J. Barry

cc: Stephen D. Yslas (via fax)

Exhibit A

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109 and Section 8.04 of Article VIII of the Corporation's Bylaws, the Corporation's Bylaws are hereby amended by adding a new Section 6.07 to Article VI as follows:

Section 6.07. Stockholder Rights Plans.

(a) Notwithstanding anything in these Bylaws to the contrary, the amendment of any Stockholder Rights Plan which has the effect of extending the term of the Stockholder Rights Plan or any rights or options provided thereunder shall require the approval of three quarters of the members of the Board of Directors, and any Stockholder Rights Plan adopted after the effective date of this Section shall expire if not so amended no later than one year following the later of the date of its adoption and the date of its last such amendment.

(b) Paragraph (a) of this Section shall not apply to any Stockholder Rights Plan ratified by the stockholders.

(c) "Stockholder Rights Plan" refers in this Section to any stockholder rights plan, rights agreement or any other form of "poison pill" which is designed to or has the effect of making an acquisition of large holdings of the corporation's shares of stock more difficult or expensive.

(d) Nothing in this by-law should be construed to permit or validate any decision by the Board of Directors to adopt or amend a Stockholder Rights Plan that would be otherwise prohibited or invalid.

This Bylaw amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Section 8.04 of Article VIII of the Corporation's Bylaws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: I believe that it is undesirable for a poison pill not ratified by the stockholders to remain in place indefinitely without periodic determinations by the Board that maintaining the pill continues to be advisable. I also believe that a Board should not extend the life of a poison pill beyond one year without stockholder ratification when a significant fraction of the directors do not support such an extension.

The proposed Bylaw would not preclude the Board from maintaining a poison pill not ratified by the stockholders for as long as the Board deems necessary consistent with the exercise of its fiduciary duties. The proposed Bylaw would ensure that the Board not do so without considering, within one year following the last decision to adopt or extend the poison pill, whether continuing to maintain the poison pill is desirable. The proposed Bylaw would also ensure that the Board not adopt or extend a poison pill if less than 75% of the directors support doing so. The proposed Bylaw would not place limits on the use of poison pills ratified by the stockholders, and it would not permit or validate any decisions to adopt or extend poison pills that would otherwise be prohibited or invalid.

I urge you to vote "yes" to support the adoption of this proposal.

Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

February 14, 2008

VIA FACSIMILE
Stephen D. Yslas
Corporate Vice President, Secretary and General
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California, CA 90067

Re: Shareholder Proposal of Lucian Bebchuk

Dear Stephen D. Yslas,

This is to inform you that I am withdrawing my proposal submitted to Northrop Grumman Corp. (the "Company") on November 29, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

END